Exhibit 2.1

CONFIDENTIAL

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of

September 1, 2026

among

Vertiv Corporation,

Vultra Merger Sub, Inc.,

Utility Innovation Holdings, Inc.

and

Sidney Hinton,

in his capacity as the Seller Representative

i

Exhibits

Exhibit A	Accounting Principles
Exhibit B	Illustrative Closing Statement
Exhibit C	Form of Escrow Agreement
Exhibit D	Form of Paying Agent Agreement
Exhibit E	Form of Letter of Transmittal
Exhibit F	Form of Written Consent
Exhibit G	Company Warrant Cashout Agreement

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of September 1, 2026 among Vertiv Corporation, an Ohio corporation (the “Buyer”), Vultra Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of the Buyer (“Merger Sub”), Utility Innovation Holdings, Inc., a Delaware corporation (the “Company”), and Sidney Hinton, an individual, in his capacity as representative of the Sellers (the “Seller Representative”).

W I T N E S S E T H:

WHEREAS, the parties desire to enter into a transaction pursuant to which the Buyer will, directly or indirectly, acquire all of the issued and outstanding shares of capital stock of the Company pursuant to a merger of Merger Sub with and into the Company, in each case upon the terms and subject to the conditions hereinafter set forth;

WHEREAS, the boards of directors of the Company, the Buyer and Merger Sub have each (i) determined that the Merger is in the best interests of their respective companies and stockholders and (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein;

WHEREAS, the boards of directors of the Company and Merger Sub have each determined to recommend to its stockholders the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger; and

WHEREAS, the stockholders of the Company are providing, immediately after and substantially simultaneously with the execution and delivery of this Agreement and in compliance with Section 251 of the DGCL, the Stockholder Approval (as defined below).

NOW, THEREFORE, the parties agree as follows:

ARTICLE 1

Definitions

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“ABV Promissory Note” means that certain Convertible Promissory Note, dated June 24, 2026, by and between Utility Innovation Holdings, Inc. and AB Volvo Penta.

“Accounting Principles” means the principles, policies, practices, procedures, calculations, classifications and methodologies set forth on Exhibit A.

“Acquisition Proposal” means any proposal or offer from any Person (other than Buyer and its Representatives) with respect to any (i) merger, business combination, plan of arrangement, amalgamation, reorganization, share issuance or share exchange, consolidation or similar transaction, in each case pursuant to which 20% or more of the Company Securities of the Company or any surviving entity of such transaction would be held by one or more third parties not affiliated with the Company as of the date hereof or (ii) acquisition or purchase of 20% or more of the consolidated assets of the Company Entities, other than the transactions contemplated by this Agreement.

“Actual Fraud” means the making by a party, to another party, of an express representation or warranty contained in this Agreement; provided that at the time such representation or warranty was made by such party, (i) such representation or warranty was inaccurate, (ii) such party had actual knowledge (and not imputed or constructive knowledge), without any duty of inquiry or investigation, of the inaccuracy of such representation or warranty, (iii) in making such representation or warranty, such party had the intent to deceive such other party and to induce such other party to enter into this Agreement and (iv) such other party acted in reasonable reliance on such representation or warranty and suffered damages as a result of such reliance. For the avoidance of doubt, “Actual Fraud” does not include equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including fraud) based on negligence or recklessness.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person, including, with respect to the Buyer, from and after the Closing, the Company Entities; provided that no Company Entity shall be considered an Affiliate of any Seller (and vice versa). For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings. Notwithstanding the foregoing, unless otherwise specified, the Company shall not be considered an Affiliate of any of the Company Sellers, Company Option Holders, Company RSU Holders or the Seller Representative.

“Affiliate Contract” means any Contract between (a) any Company Entity, on the one hand, and (b) (i) any Seller or (ii) any director, manager or executive officer of any Company Entity other than in respect of any Employee Plans, employment agreements, relocation agreements, reimbursement agreements and other similar compensation agreements with any employee, manager, director or officer of the Company or its Subsidiaries.

“Aggregate Scheduled Pre-Closing Refunds” means the sum of the amounts set forth on Schedule 1.01(a) of the Company Disclosure Schedules.

“Anti-Corruption Law” means the United States Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, and any other applicable anti-bribery or anti-corruption law, rule or regulation of similar purposes and scope to which any Company Entity is subject.

“Antitrust Law” means any Applicable Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition.

“Applicable Law” means, with respect to any Person, any foreign, federal, state or local law, code, rule, regulation, injunction, judgment, order, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by any Governmental Authority that is binding upon or applicable to such Person.

“Base Purchase Price” means $1,450,000,000.

“Business” means the business of the Company and its Subsidiaries.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Certificate of Incorporation” means that certain First Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware as of July 26, 2021, as the same may be amended, restated, amended and restated, waived, supplemented or otherwise modified from time to time in accordance with its terms.

“Closing Cash” means, as determined in accordance with the Accounting Principles, the aggregate amount of all cash, cash equivalents (including money market funds), marketable securities and short-term investments held by the Company Entities as of the Measurement Time. Closing Cash shall (i) include checks, ACH transactions and other wire transfers and drafts deposited or available for deposit for the account of any Company Entity (which shall be taken into account in the calculation of the Final Purchase Price only to the extent they are cleared after the Measurement Time), (ii) for the avoidance of doubt, include any and all restricted, excess or other cash held by any Company Entity (to the extent set forth on Section 1.01 of the Company Disclosure Schedules), and (iii) shall be reduced by issued but uncleared checks, ACH transactions and other wire transfers and drafts (which shall be taken into account in the calculation of the Final Purchase Price only to the extent they are cleared after the Measurement Time).

“Closing Date” means the date of the Closing.

“Closing Indebtedness” means the aggregate amount of all obligations (including in respect of outstanding principal and accrued and unpaid interest) of the Company Entities as of the Measurement Time, without duplication, in respect of (i) indebtedness for borrowed money, (ii) indebtedness evidenced by bonds, notes, debentures or other similar instruments, (iii) any reimbursement obligations with respect to amounts actually drawn under outstanding letters of credit, performance bonds, surety bonds or similar instruments, (iv) any financing lease obligations required to be capitalized in accordance with GAAP, with the exception of leases that would not have been classified as capital leases under GAAP prior to FASB ASC Topic 842, (v) any deferred purchase price of property or services, including any earnout or similar payments, except for trade payables arising in the ordinary course of business, (vi) in respect of any net cash payments arising out of any of any interest rate swap, currency swap, forward or interest rate contracts or other hedging arrangements (calculated as of the net value of such arrangements), (vii) any guaranty of any of the obligations described in clauses (i) through (vi), (viii) any obligations in the nature of fees, interest, premiums, breakage or make-whole payments or penalties with respect to any of the foregoing to the extent actually accrued and unpaid as of the Closing, in the case of each of the foregoing clauses (i) through (vii), (ix) Specified Taxes and (x) all sales and use Taxes for which the Company Entities are liable that are attributable to the Pre-Closing Tax Period; provided that, for the avoidance of doubt, “Closing Indebtedness” shall not include (A) any obligations solely between or among the Company Entities, (B) any amounts with respect to or included in Closing Working Capital or Closing Transaction Expenses, (C) any amounts owed under the ABV Promissory Note to the extent that all amounts owed thereunder are converted following an election by AB Volvo to convert all amounts due to AB Volvo Penta thereunder to Company Stock, in each case in accordance with the terms thereof, prior to the Closing (notwithstanding whether such conversion occurs before or after the Measurement Time) or (D) any indebtedness arranged by the Buyer or its Affiliates.

“Closing Transaction Expenses” means the aggregate amount of (i) any out-of-pocket legal, accounting, financial advisory and other advisory, transaction or consulting fees and expenses incurred by the Company Entities prior to the Closing to the extent in connection with the transactions contemplated by this Agreement that are unpaid as of the Closing, (ii) any change in control or transaction bonus to be made to any employee of any Company Entity that is payable by any Company Entity solely as a result of the closing of the transactions contemplated hereby, including under any Transaction Bonus Plan Award (including the employer share of any payroll or employment Taxes applicable to payments of such change in control or transaction bonuses) and (iii) the employer share of any payroll or employment Taxes applicable to cancellation and payment of the Company Options, Company RSUs and Company Warrants in connection with the Closing; provided that, for the avoidance of doubt, “Closing Transaction Expenses” shall not include any amounts with respect to or included in Closing Indebtedness or Closing Working Capital.

“Closing Working Capital” means (i) the sum of the amount of all current assets of the Company Entities (excluding Closing Cash) as of the Measurement Time, minus (ii) the sum of the amount of all current liabilities of the Company Entities (excluding Closing Indebtedness and Closing Transaction Expenses) as of the Measurement Time, in each case (A) determined in accordance with the Accounting Principles and (B) solely reflecting the categories and line items of current assets and current liabilities included in the illustrative calculation of Closing Working Capital set forth on the Illustrative Closing Statement. The calculation of Closing Working Capital shall exclude deferred tax assets and liabilities and income Tax assets and liabilities.

“Closing Working Capital Adjustment” means an amount, which may be positive or negative, equal to Closing Working Capital minus the Target Closing Working Capital.

“Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means each collective bargaining or other labor union or works council agreement to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound.

“Company Disclosure Schedule” means the schedule delivered by the Company to the Buyer on the date hereof immediately prior to the execution hereof setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of the representations and warranties contained in Article 3 or one or more of the covenants contained in Article 5.

“Company Entities” means, collectively, the Company and its Subsidiaries set forth on Section 1.01(b) of the Company Disclosure Schedule.

“Company Equity Plan” means the Utility Innovation Holdings, Inc. 2021 Stock Incentive Plan, as amended.

“Company Option” means any stock option to purchase shares of Company Stock that have been issued under the Company Equity Plan.

“Company Option Holder” means each holder of Company Options.

“Company RSU” means any right to receive a set number of shares that relates to shares of Company Stock that have been issued under the Company Equity Plan.

“Company RSU Holder” means each holder of Company RSUs.

“Company Securities” means (i) shares of capital stock or other voting or equity securities of any Company Entity, (ii) securities of any Company Entity convertible into or exchangeable or exercisable for shares of capital stock or other voting or equity securities of any Company Entity, or securities issued by any Company Entity deriving economic value from shares of capital stock or other voting or equity securities of any Company Entity, or (iii) options, warrants, calls, subscriptions or other rights, commitments, Contracts, arrangements, understandings (whether oral or written) of any Person to acquire any shares of Company Stock or any other equity securities of any of the Company Entities, or phantom equity interests issued by any Company Entity.

“Company Seller” means each holder of any Company Stock.

“Company Stock” means the common stock, par value $0.001 per share, of the Company.

“Company Warrantholder” means a holder of Company Warrants.

“Company Warrant Cashout Agreement” means the Company Warrant Cashout Agreement, in substantially the form attached hereto as Exhibit G, executed and delivered by the Company Warrantholders as of the date of this Agreement.

“Company Warrants” means each then outstanding warrant to purchase Company Stock.

“Confidentiality Agreement” means the Confidentiality Agreement, dated May 6, 2026, by and between Vertiv Corporation and the Company.

“Contract” means, with respect to any Person, any contract, agreement, deed, mortgage, lease, license, indenture, note, bond, loan, insurance policy, sales order, purchase order or other instrument (including any instrument evidencing any indebtedness for borrowed money, but excluding the Organizational Documents of such Person), whether written or oral, to which or by which such Person is party.

“DPA” means Section 721 of Title VII of the Defense Production Act of 1950.

“Employee Plan” means any written (i) “employee benefit plan” as defined in Section 3(3) of ERISA (regardless of whether such plan is subject to ERISA) or (ii) other compensatory or health or welfare benefit plan or agreement that is sponsored, maintained, contributed to or required to be contributed to by any of the Company Entities for the benefit of any employees of the Business.

“Environmental Law” means any Applicable Law relating to pollution or protection of the environment, or the Release, handling, transportation, treatment or storage of Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any trade or business, whether or not incorporated that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Escrow Agent” means Acquiom Clearinghouse LLC, a Delaware limited liability company.

“Escrow Agreement” means the agreement among the Buyer, the Seller Representative and the Escrow Agent, substantially in the form of Exhibit C.

“Force Majeure” means any actual or threatened act of war, sabotage, cyber-attack or terrorism, global health conditions (including any epidemic, pandemic or disease outbreak) or any hurricane, earthquake, tornado, flood, drought, fire, explosion, storm or other natural disaster or “Force Majeure,” or strike, lock out, activities of a combination of workmen or other labor difficulties, wars, insurrection, riot, any injunction, order, decree or judgment issued by any arbitrator or Governmental Authority or any other change, event, circumstance or effect not reasonably within the control of the party claiming force majeure.

“Fully Diluted Shares” means (a) the total number of shares of Company Stock outstanding immediately prior to the Effective Time (including the number of shares of Company Stock issued upon a conversion of the ABV Promissory Note as contemplated by the definition of Closing Indebtedness) plus (b) the total number of shares of Company Stock issuable upon exercise of all Vested Company Options and pursuant to all Vested Company RSUs outstanding immediately prior to the Effective Time plus (c) the total number of shares of Company Stock issuable upon exercise of all outstanding Company Warrants immediately prior to the Effective Time (assuming, for purposes of determining such number of shares of Company Stock under clauses (b) and (c) above, such Vested Company Options and Company Warrants are exercised by payment of the applicable exercise price in cash and not by a net exercise or other cashless exercise feature).

“GAAP” means generally accepted accounting principles in the United States in effect from time to time.

“Governmental Authority” means any foreign or domestic, federal, state, or local, governmental, regulatory or administrative authority, commission, department, court or agency, including any political subdivision thereof.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance or material, including petroleum, its derivatives, by-products and other hydrocarbons, asbestos, asbestos-containing material, in each case to the extent regulated under any Applicable Law pertaining to the environment.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Illustrative Closing Statement” means the illustrative Closing Statement attached hereto as Exhibit B.

“Independent Accountant” means KPMG International Limited or another nationally recognized independent accounting firm chosen jointly by the parties; provided, that in the event that such Person has not agreed to act as the Independent Accountant and the parties are unable to agree on an alternative Independent Accountant within 10 days of the need thereof arising under this Agreement, each of the parties shall select an accounting firm within 2 days after the expiration of such 10-day period and cause such two accounting firms to mutually select within 3 days after the expiration of such 2-day period a third independent accounting firm to act as the Independent Accountant.

“Intellectual Property” means any and all intellectual property or similar proprietary rights, however arising, pursuant to the Applicable Laws of any jurisdiction, throughout the world, whether registered or unregistered, including any and all patents, patent applications, patent disclosures, patentable inventions (including to extensions, continuations and continuations in part), trademarks, service marks, trade names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin, all goodwill associated therewith and all registrations and applications therefor, works of authorship, copyrights, copyright registrations and applications for registration, internet domain names, inventions, discoveries, trade secrets, business and technical information and know-how, rights in databases and data collections and rights in software (whether in source code or object code form) and other confidential and proprietary information.

“International Plan” means any Employee Plan that is not a U.S. Plan.

“IRS” means the Internal Revenue Service.

“Key Employee” means any employee of the Company whose annual base compensation is equal to or greater than $325,000.

“Knowledge of the Buyer,” “Buyer’s Knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge of the individuals set forth on Schedule 1.01(c)(1) after due inquiry.

“Knowledge of the Company,” “Company’s Knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge of the individuals set forth on Section 1.01(c)(2) after due inquiry.

“Liability” means any liability, obligation or commitment of any kind or nature, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, disclosed or undisclosed, liquidated or unliquidated, due or to become due, or determined, determinable or otherwise, and whether presently in existence or arising hereafter.

“Lien” means, with respect to any property, tangible asset or license, any mortgage, lien, pledge, charge, security interest, deed of trust, lease or sublease, right of first refusal, option, encumbrance or other similar adverse claim of any kind in respect of such property or asset; provided that the term “Lien” will not be deemed to include any non-exclusive license or sublicense of Intellectual Property. For the purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Loss” or “Losses” means, with respect to any Person, any liabilities, obligations, deficiencies, demands, claims, suits, actions, causes of action, assessments, damages, losses, costs and expenses (including documented out-of-pocket costs and expenses of Proceedings, amounts paid in connection with any assessments, judgments or settlements relating thereto, court costs, and reasonable fees of attorneys, accountants and other experts incurred in connection with defending against any such Proceedings) sustained or incurred by such Person.

“Material Adverse Effect” means any change, fact, event, occurrence or development or effect (collectively “Changes”) that, alone, or together with any other Changes, has or would reasonably be expected to have, a material adverse effect on the Business, assets, condition (financial or otherwise) or results of operations of the Company

Entities, taken as a whole; provided, however, that the term “Material Adverse Effect” will not include any change or effect to the extent that it is, or results from, any of the following: (i) Changes in general business or economic conditions (including changes in interest rates and the availability of debt financing), and events or conditions generally affecting the industries in which the Company Entities operate, whether international, national, regional, state, provincial or local, (ii) Changes in Applicable Laws or interpretations or enforcement thereof by any Governmental Authority, (iii) Changes in financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) Changes in GAAP, (v) national or international political or social conditions, including any trade dispute (including tariffs and/or retaliatory tariffs), government shutdown, failure to raise the borrowing limit of any Governmental Authority, the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States or any strikes, work slowdowns, lockouts, stoppages, picketing or other organized disruptions, (vi) pandemics, earthquakes, hurricanes, tornados or other natural disasters or Force Majeure, (vii) any action taken (or not taken) by the Company Entities (A) that is required, expressly contemplated or permitted to be taken (or not taken) hereunder or under the other Transaction Documents, (B) with the consent or permission or at the request of the Buyer or any of its Affiliates or (C) that is required to be taken (or not taken) by Applicable Law or Contract, (viii) the negotiation, execution or performance of this Agreement or the other Transaction Documents or the announcement, pendency or consummation of the transactions contemplated hereby or thereby, including the effect of any of the foregoing on the relationships, contractual or otherwise, of the Company Entities with customers, employees, suppliers, vendors, service providers or Governmental Authorities (including the failure by the Company Entities to obtain any consents in connection with the transactions contemplated hereby), (ix) any Change resulting or arising from any breach of this Agreement or any other Transaction Document by Buyer or any of its Affiliates or the identity of, or any facts or circumstances relating to, Buyer, Merger Sub or any of their respective Affiliates, (x) any of the matters disclosed in the Company Disclosure Schedule or otherwise known to the Buyer or any of its Affiliates, (xi) any bankruptcy, receivership, failure or other similar event of or with respect to any bank, insurance company or other financial institution or counterparty to any Contract of any Company Entity or (xii) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position, except that (A) clause (xii) shall not prevent a determination that any Change underlying any such Change or failure, as applicable, has resulted in or would reasonably be expected to result in a Material Adverse Effect, to the extent such underlying change or effect is not itself excluded from this definition of Material Adverse Effect and (B) in the case of clauses (i), (iii), (iv) and (vi), if such changes or events have a disproportionate effect on the Company Entities relative to other participants in the industry in which the Company Entities operate, then only such disproportionate effect shall be taken into account for purposes of determining whether there has been, or would reasonably be expected to be, individually or in the aggregate, a Material Adverse Effect.

“Measurement Time” means 11:59 PM, applicable Eastern Time, on the day immediately prior to the Closing.

“Order” means any binding order, injunction, judgment, decree, ruling or writ issued, made or rendered by a Governmental Authority.

“Organizational Documents” means, with respect to (a) any corporation, its articles or certificate of incorporation and bylaws or documents of similar substance, (b) any limited liability company, its articles or certificate of organization or formation and its operating agreement or limited liability company agreement or documents of similar substance, (c) any partnership (whether general or limited), its certificate of partnership and partnership agreement or documents of similar substance and (d) any other entity, its organizational and governing documents of similar substance to any of the foregoing.

“Owned Intellectual Property” means any and all Intellectual Property owned or purported to be owned by any of the Company Entities.

“Paying Agent” means Acquiom Financial LLC, a Colorado limited liability company.

“Paying Agent Agreement” means the agreement between Seller Representative, Buyer and the Paying Agent, substantially in the form of Exhibit D.

“Payoff Amount” means for each item of Payoff Indebtedness the aggregate amount of the Closing Indebtedness (including principal and accrued interest and fees and any prepayment or similar penalties and expenses, premiums and breakage costs that become payable upon repayment) required as of the Closing Date to satisfy in full the repayment of all such Closing Indebtedness.

“Payoff Expenses” means all Closing Transaction Expenses set forth in clause (i) of the definition thereof.

“Payoff Indebtedness” means all Closing Indebtedness set forth in clauses (i), (ii), (iii) or (vi) of the definition thereof (or clause (vii) or (viii) with respect to any of the foregoing clauses).

“Payoff Letter” means (a) with respect to Payoff Indebtedness, a customary payoff letter executed by the applicable lenders or other obligees (or their agent) of the outstanding Payoff Indebtedness which (i) specifies the Payoff Amount, (ii) upon receipt of the Payoff Amount (subject to the receipt of funds by the applicable lender or other obligee pursuant to Section 2.05(b)(iv)), provides for the full satisfaction, release and discharge of all obligations of the applicable Company Entity with respect to (A) such Closing Indebtedness and (B) all Contracts associated with such Payoff Indebtedness, subject to customary surviving obligations, (iii) provides for the release, concurrently with the repayment of such Closing Indebtedness, of Liens granted by the applicable Company Entity to secure such Closing Indebtedness and which authorizes the Buyer or Company Entity to file any notices or evidence of termination in respect of any such Liens and (iv)

provides for wire transfer instructions for payment of the Payoff Amount and (b) with respect any Payoff Expense, a payoff letter executed by the applicable Person (or their agent) to whom such outstanding Payoff Expenses are owed which (i) specifies the applicable Payoff Expenses, (ii) upon receipt of the Payoff Expenses (subject to the receipt of funds pursuant to Section 2.05(b)(iv)) provides for the full satisfaction and discharge of all obligations of the applicable Company Entity with respect to (A) such Closing Transaction Expenses and (B) all Contracts between such Person and such Company Entity, subject to customary surviving obligations and (iii) provides for wire transfer instructions for payment of such Payoff Expenses.

“Permit” means, with respect to any Person, any license, franchise, permit, certificate, approval or similar authorization issued by, or otherwise granted by, any Governmental Authority to which or by which such Person is subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound (but excluding Intellectual Property).

“Permitted Liens” means (i) statutory Liens for Taxes, special assessments or other governmental and quasi-governmental charges not yet due and payable or the amount or validity of which is being contested in good faith, (ii) landlords’, warehousepersons’, mechanics’, materialmens’, carriers’, Liens to secure claims for labor, material or supplies and other similar Liens that relate to obligations not due and payable and arise in the ordinary course of business or are imposed by Applicable Law, (iii) Liens incurred or deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension programs mandated under Applicable Laws or other social security regulations, (iv) zoning, building, entitlement and other land use regulations or restrictions, (v) conditions, restrictions, easements, rights of way, encumbrances and other similar matters of record affecting title to but not adversely affecting the value of, or the occupancy or use of any real property owned by any Company Entity in any material respect, (vi) the interests of the lessors and sublessors of any leased properties, (vii) all matters shown on existing title reports, title searches, title policies or surveys made available to, or obtained by, Buyer (viii) restrictions on the ownership or transfer of securities arising under Applicable Laws, (ix) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, surety bonds, performance bonds and other obligations of a similar nature, (x) Liens securing Closing Indebtedness that will be and are released at or prior to the Closing, (xi) Liens created by Buyer, Merger Sub or any of their respective Affiliates, (xii) Liens that would not, individually or in the aggregate, reasonably be expected to impair the ability of the applicable Company Entity to exercise substantially all rights with respect to the applicable asset or to operate in the ordinary course of business and (xiii) Liens disclosed on Section 1.01(d) of the Company Disclosure Schedule.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Personal Data” means any data, in any form that is considered “personally identifiable information,” “personal information,” “personal data” or other similar expressions under Privacy Laws.

“Post-Closing Tax Period” means (i) any Tax period beginning after the Closing Date; and (ii) with respect to any Straddle Tax Period, the portion of such Straddle Tax Period beginning after the Closing Date.

“Pre-Closing Refunds” means an amount (calculated as of the end of the Closing Date and computed as if each taxable year ends on the Closing Date) equal to the aggregate amount of Tax refunds (including refunds of estimated Taxes and credits in lieu of a refund) of the Company Entities or any tax group that (prior to Closing) include a Company Entity for any Pre-Closing Tax Period (other than any such refunds that actually reduced Specified Taxes).

“Pre-Closing Tax Period” means (i) any Tax period ending on or prior to the Closing Date; and (ii) with respect to a Straddle Tax Period, the portion of such Tax period ending on and including the Closing Date.

“Privacy Laws” means all applicable Laws concerning the privacy, security, disposal, destruction, disclosure, transfer or processing of Personal Data, data breach, consumer protection, websites, mobile applications, email, text messages, telephone communications, privacy policies, and Social Security number protection.

“Proceeding” means any action, claim, demand, litigation, suit, or other proceeding by or before any Governmental Authority.

“Purchase Price” means an amount in cash equal to (i) the Base Purchase Price, plus (ii) the Closing Cash, plus (iii) the Closing Working Capital Adjustment (which may be a positive or negative number), plus (iv) the Tax Benefit Amount, minus (v) Closing Indebtedness, minus (vi) Closing Transaction Expenses. For the avoidance of doubt, the calculation of the Closing Cash, the Closing Working Capital Adjustment and Closing Indebtedness shall disregard the effects of any actions taken by or at the direction of Buyer or any of its Affiliates on the Closing Date prior to the Closing.

“Related Party” means, with respect to any Person, any of such Person’s former, current or future direct or indirect Affiliates, Representatives, controlling Persons, members, general or limited partners, other equityholders, successors or assignees (or any former, current or future direct or indirect Affiliates, Representatives, controlling persons, members, general or limited partners, other equityholders, successors or assignees of any of the foregoing).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment.

“Representatives” means, with respect to any Person, collectively, the directors, officers, managers, employees, agents, consultants, advisors and other representatives of such Person.

“Securities Act” means the Securities Act of 1933.

“Sellers” means each of the Company Sellers, the Company Warrantholders, the Company RSU Holders and the Company Option Holders.

“Service Provider” means any current or former director, officer, employee, consultant or individual independent contractor of the Company or any of its Subsidiaries.

“Specified Taxes” means, without duplication, determined as of the end of the Closing Date, the aggregate amount of the accrued and unpaid income Taxes, of the Company Entities (whether or not then due) for the taxable year ending December 31, 2025 and the portion of the taxable year ending December 31, 2026 that is a Pre-Closing Tax Period, in each case for which the relevant Tax Return is not yet due and has not yet been filed, which amount shall not be in any circumstance less than $0 and shall be calculated (a) in accordance with the past practices of the Company Entities in the preparation of their Tax Returns (including with respect to jurisdictions in which to file income Tax returns and pay income Taxes, reporting positions, elections, and accounting and valuation methods), (b) including in such Taxes (i) any Section 481(a) adjustment (including any adjustments arising from a change in method of accounting under Section 263A of the Code) required to be taken into account by the Company in a Pre-Closing Tax Period or that results from a method of accounting utilized by the Company during any Pre-Closing Tax Period and is accelerated or triggered by the transactions contemplated by this Agreement, (ii) Tax liability resulting from Subpart F income (within the meaning of Section 951 of the Code) or Global Intangible Low-Taxed Income (GILTI) (within the meaning of Section 951A of the Code) attributable to the operations, income, or earnings and profits of any foreign Company Entity accrued or realized on or prior to the Closing Date and (iii) any remaining or deferred installment payments, liabilities, or adjustments under Section 965 of the Code, including any interest or penalties associated therewith, regardless of when such amounts are scheduled to be paid or assessed, (c) by taking into account (i) any estimated payments (or other prepayments) made by a Company Entity prior to Closing and any refunds owed to the Company or its subsidiaries by a Taxing Authority prior to Closing but not yet paid, (ii) the Transaction Tax Deductions to the extent deductible on a “more likely than not” basis, (iii) any net operating loss, capital loss, Section 163(j) interest, and other Tax carryforwards of the Company Entities and (iv) any Tax credits or other Tax attributes of the Company Entities, in each case of this clause (c), that have the effect of reducing Taxes that would otherwise be payable by a Company Entity, (d) without taking into account any items that are duplicative of amounts included in Closing Transaction Expenses or any other items of Closing Indebtedness or otherwise taken into account under this Agreement, (e) by excluding any reserves or contingencies for contingent Tax Liabilities or uncertain Tax positions, (f) by excluding any Taxes as a result of any action outside the ordinary course of business taken by Buyer or any of its Affiliates (including a Company Entity) on the Closing Date after Closing and (g) by excluding any Taxes resulting from a breach by Buyer or any of its Affiliates (including a Company Entity following the Closing) of any covenant contained in this Agreement. For the avoidance of doubt, Specified Taxes shall in no event result in an increase to Purchase Price.

“Stockholder Approval” means the approval of the Merger and the adoption of this Agreement by the requisite affirmative vote of the stockholders of the Company in accordance with the DGCL and the Company’s Organizational Documents.

“Stockholders Agreement” means that certain Amended and Restated Stockholders Agreement, dated as of November 17, 2021, by and between the Company and such persons named therein, as thereafter amended March 30, 2023.

“Straddle Tax Period” means any Tax period beginning on or before and ending after the Closing Date. Taxes for a Straddle Tax Period shall be: (i) in the case of all Taxes imposed on a periodic basis (such as real property and other ad valorem taxes), apportioned between the Pre- Closing Tax Period, on the one hand, and the Post-Closing Tax Period, on the other hand, based on the number of days in such Straddle Tax Period included in the Pre-Closing Tax Period and the number of days in such Straddle Tax Period included in the Post-Closing Tax Period and (ii) in the case of all other Taxes, apportioned between the Pre-Closing Tax Period, on the one hand, and the Post-Closing Tax Period, on the other hand, as though such taxable period terminated as of the end of the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such first Person; provided that no Company Entity shall be considered a Subsidiary of any Seller.

“Target Closing Working Capital” means $4,837,000.

“Tax” means any U.S. federal, state, local or non-U.S. tax, charge, duty, levy or other similar assessment in the nature of a tax, including income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, or estimated, imposed by any Taxing Authority, and including any interest, penalty or addition thereto.

“Tax Benefit Amount” an amount equal to the sum of (i) the product of 24.5% and aggregate amount of Transaction Tax Deductions and (ii) Aggregate Scheduled Pre-Closing Refunds; provided that Transaction Tax Deductions and any Tax refunds set forth on Schedule 1.01(a) that are taken into account in the computation of, and have the effect of reducing, Specified Taxes shall be excluded for purposes of computing the Tax Benefit Amount.

“Tax Return” means any return, declaration, claim for refund or information return or statement of Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed with any Taxing Authority.

“Taxing Authority” means any Governmental Authority responsible for the administration, imposition or collection of any Tax.

“Transaction Bonus Plan” means that certain Amended and Restated Employee Transaction Bonus Plan of the Company, effective September 1, 2026.

“Transaction Documents” means this Agreement, the Escrow Agreement, the Paying Agent Agreement, the Letters of Transmittal and the Confidentiality Agreement.

“Transaction Tax Deductions” means (without duplication) all items of loss or deduction for U.S. federal and, as applicable, state, local and non-U.S. income Tax purposes attributable to (i) fees or other payments to the holders of the existing Closing Indebtedness of the Company Entities as contemplated by this Agreement, including without limitation any prepayment penalties or deductions for unamortized debt issuance costs, (ii) costs, fees and expenses (including, without limitation, all attorney’s fees, accountant’s fees and investment banker fees) incurred by the Company Entities in connection with the transactions contemplated by this Agreement, (iii) the exercise, deemed exercise or cancellation of any Company Options, the settlement or cancellation of any Company RSUs or payments to Company Option Holders or Company RSU Holders, arising as a result of the transactions contemplated by this Agreement, (iv) any retention, change of control, transaction or similar bonuses or other compensatory payments to employees, independent contractors or directors of the Company Entities, in each case arising out of or related to the transactions contemplated by this Agreement, (v) the payment of the Closing Transaction Expenses and (vi) any Taxes payable by the Company Entities in connection with items described in clauses (i) through (v) above, including without limitation the employer’s share of any employment Taxes. The amount of the Transaction Tax Deductions shall be computed assuming that an election is made pursuant to Revenue Procedure 2011-29 to deduct seventy percent (70%) of any Transaction Tax Deductions that are success-based fees (as described in Revenue Procedure 2011-29).

“U.S. Plan” means any Employee Plan that covers Service Providers located primarily within the United States.

“WARN” means the Worker Adjustment and Retraining Notification Act and any comparable foreign, state or local law.

“Written Consent” means the written consent of the stockholders of the Company, substantially in the form of Exhibit F.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
2027 Earnout Amount	2.09(a)
2027 Earnout Period	2.09(a)
2027 Earnout Period Adjusted EBITDA	2.09(a)
2027 EBIDTA Target	2.09(a)
2028 Earnout Amount	2.09(a)
2028 Earnout Period	2.09(a)

Term	Section
2028 Earnout Period Adjusted EBITDA	2.09(a)
2028 EBITDA Target	2.09(a)
Acceleration Event	2.09(a)
Adjusted EBITDA	2.09(a)
Adjustment Date	2.07(f)
Aggregate Closing Payment	2.04(a)(i)(C)
Agreement	Preamble
Allocation Schedule	2.04(b)
Applicable Earnout Amount	2.09(a)
Applicable Earnout Period	2.09(a)
Appraisal Demand	2.08(b)
Assets	3.21
Audited Balance Sheet Date	3.11(a)(i)
Buyer	Preamble
Buyer Cure Period	9.01(e)
Certificate of Merger	2.01(b)
Certificates	2.06(a)
Closing	2.05(a)
Closing Payment	2.04(b)(ii)
Closing Statement	2.07(a)
Company	Preamble
Company Cure Period	9.01(d)
Company Products	3.22(a)
Continuing Employee	7.01(a)
Contracting Party	11.15
Current Representation	11.13(a)
D&O Tail Policy	5.07(c)
Designated Person	11.13(a)
DGCL	2.01(a)
Disputed Matter	2.07(c)
Dissenting Share	2.08
Dissenting Stockholder	2.08
Earnout Objections Statement	2.09(c)
Earnout Statement	2.09(b)(iii)
Effective Time	2.01(b)
e-mail	11.01
Enforceability Exceptions	3.03(a)(ii)
Environmental Permits	3.19(a)(ii)
Estimated Closing Statement	2.04(a)(i)
Estimated Purchase Price	2.04(a)(i)(B)
Exercise Price Per Share	2.03(a)(ii)(B)
Final Purchase Price	2.07(f)
Financials	3.11(a)(ii)
Included Business	2.09(a)
Indemnified Person	5.07(a)

Term	Section
Information Statement	5.08
Infrastructure Business	2.09(a)
Insurance Policy	3.16
Leased Real Property	3.10(b)
Letter of Transmittal	2.06(a)
Material Contract	3.07(b)
Material Contracts	3.07(b)
Material Customer	3.08(a)
Material Supplier	3.08(a)
Maximum Earnout Amount	2.09(a)
Merger	2.01(a)
Merger Sub	Preamble
Most Recent Balance Sheet	3.11(a)(ii)
Most Recent Balance Sheet Date	3.11(a)(ii)
Non-Recourse Party	11.15
Notice of Disagreement	2.07(c)
OFAC	3.17(c)(i)
Outside Date	9.01(b)
Per Share Ratio	2.02(a)
Purchase Price Adjustment Escrow Amount	2.05(b)(i)
Purchase Price Adjustment Escrow Fund	2.05(b)(i)
Purchase Price Per Share	2.02(a)
R&W Insurance Policy	4.10
Real Property Leases	3.10(b)
Sanctioned Countries	3.17(d)(i)
Sanctioned Persons	3.17(d)(ii)
Sanctions	3.17(c)(i)
Seller Refunds	6.04
Seller Representative	Preamble
Seller Representative Expense Fund	2.05(b)(ii)
Seller Representative Expense Fund Amount	2.05(b)(ii)
Seller Representative Losses	10.01(c)(ii)
Sellers’ Law Firm	11.13(a)
Storm Business	2.09(a)(xii)(A)
Surviving Corporation	2.01(a)
Terminating Buyer Breach	9.01(e)
Terminating Company Breach	9.01(d)
Trade Controls	3.17(c)(i)
Transaction Bonus Recipient	2.09(a)
Vested Company Option	2.03(a)(ii)
Vested Company RSU	2.03(b)(i)
Waived Payments	7.03(a)
Willful Breach	9.02(b)

Section 1.02. Other Definitional and Interpretative Provisions.

(a) In this Agreement:

(i) the words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(ii) the captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof;

(iii) references to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified;

(iv) all Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein;

(v) any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement;

(vi) any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular;

(vii) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import;

(viii) “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form;

(ix) references to any agreement or Contract are to such agreement or Contract as amended, modified or supplemented from time to time;

(x) references to any Applicable Law shall be deemed to refer to such Applicable Law as amended from time to time and, if applicable, to any rules or regulations promulgated thereunder;

(xi) references to any Person include the successors and permitted assigns of such Person;

(xii) references from or through any date mean, unless otherwise specified, from and including or through and including, respectively;

(xiii) following the Effective Time, all references to the Company shall be deemed to refer to the Surviving Corporation;

(xiv) the word “party” is to be deemed to refer to a party hereto, unless the context requires otherwise; and

(xv) references to “$” are to U.S. dollars.

(b) The parties have participated jointly in the negotiation and drafting of this Agreement and each has been represented by counsel of its choosing and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE 2

The Merger

Section 2.01. The Merger.

(a) Subject to the terms and conditions hereof, at the Effective Time, Merger Sub shall be merged (the “Merger”) with and into the Company in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b) At the Closing, the Company and Merger Sub shall file a certificate of merger (the “Certificate of Merger”) with the Delaware Secretary of State and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the Certificate of Merger is duly filed with the Delaware Secretary of State, or such later time as shall be set forth in the Certificate of Merger by agreement of Buyer and the Company.

(c) From and after the Effective Time, (i) the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation and (ii) the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, in each case, until thereafter amended in accordance therewith and with Applicable Law (subject to Section 5.07).

(d) Unless otherwise determined by Buyer prior to the Effective Time, from and after the Effective Time, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified in accordance with the Organizational Documents and Applicable Law.

(e) From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of each of the Company and Merger Sub, in each case as provided under the DGCL.

Section 2.02. Effect on Capital Stock. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of any party or any other Person:

(a) Each share of the Company Stock (other than the Dissenting Shares) shall be canceled and be automatically converted into the right of the applicable Company Seller holding such share of the Company Stock (other than the Dissenting Shares) at such time to receive an amount per share of Company Stock equal to (i) (A) one (1) share of Company Stock divided by (B) the aggregate number of Fully Diluted Shares (the ratio in this clause (i), the “Per Share Ratio”), multiplied by (ii) the sum of (A) the Aggregate Closing Payment plus (B) the aggregate exercise price of all Vested Company Options as of immediately prior to the Effective Time plus (C) the aggregate exercise price of the Company Warrants as of immediately prior to the Effective Time (without giving effect to the Company Warrant Cashout Agreement) (the product of clauses (i) and (ii), the “Purchase Price Per Share”); provided, that each Seller shall be entitled to receive all additional amounts payable to such Seller, if any, in accordance with Section 2.07 and Section 2.09; and

(b) Each share of common stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one (1) validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

Section 2.03. Effect on Company Options, Company RSUs and Company Warrants.

(a)

(i) Effective as of five (5) Business Days prior to, and conditional upon the occurrence of, the Effective Time, each holder of a Company Option that qualifies as an incentive stock option within the meaning of Section 422(b) of the Code, whether vested or unvested, shall be entitled to exercise such Company Option in full by providing the Company with a notice of exercise and full payment of the applicable exercise price in accordance with and subject to the terms of the Company Equity Plan and applicable award agreement.

(ii) Upon the terms and subject to the conditions of this Agreement, at the Effective Time, each then-outstanding Company Option that is vested or will vest in connection with the Closing (either pursuant to its terms or by action of the board of directors of the Company or the compensation committee thereof) (each a “Vested Company Option”) shall be cancelled and shall be converted into the right to receive, with respect to each share of Company Stock issuable pursuant to such Company Option, the excess, if any, of the (A) Purchase Price Per Share minus the (B) applicable exercise price per share (as defined in the applicable award agreement) of such Company Option (the “Exercise Price Per Share”), subject to adjustment as provided in Section 2.07 and Section 2.09 (subject to reduction for the employee portion of applicable withholding Taxes thereon). For the avoidance of doubt, each Company Option for which the Purchase Price Per Share is lower than the Exercise Price Per Share shall be cancelled as of the Effective Time for no consideration.

(iii) At the Closing, the Buyer shall deposit, or cause to be deposited, with the Surviving Corporation, for the benefit of the Company Option Holders holding Vested Company Options, for payment by the Surviving Corporation, cash in the aggregate amount payable at or in connection with the Closing in respect of all Vested Company Options in accordance with this Section 2.03(a). As soon as practicable after the Effective Time (and in any event not later than the earlier of the (A) first regularly scheduled payroll cycle of the Surviving Corporation following the Closing and (B) the third (3rd) Business Day following the Closing Date (in which case a special payroll cycle for the holders of Vested Company Options shall be run)), the Buyer shall cause the Surviving Corporation to pay such amounts to such Company Option Holders in respect of the Vested Company Options (subject to reduction for the employee portion of applicable withholding Taxes thereon) through the Surviving Corporation payroll account(s).

(b)

(i) Upon the terms and subject to the conditions of this Agreement, at the Effective Time, each then-outstanding Company RSU that is vested or will vest in connection with the Closing (either pursuant to its terms or by action of the board of directors of the Company or the compensation committee thereof) (each a “Vested Company RSU”) shall be cancelled and shall be converted into the right to receive, with respect to each share of Company Stock issuable pursuant to such Company RSU, an amount in cash, without interest, equal to the Purchase Price Per Share (subject to reduction for the employee portion of applicable withholding Taxes thereon) provided, that each holder of a Vested Company RSU shall be entitled to receive all additional amounts payable in respect of such Vested Company RSU, if any, in accordance with Section 2.07 and Section 2.09.

(ii) At the Closing, the Buyer shall deposit, or cause to be deposited, with the Surviving Corporation, for the benefit of the Company RSU Holders holding Vested Company RSUs, for payment by the Surviving Corporation, cash in the aggregate amount payable at or in connection with the Closing in respect of all Vested Company RSU in accordance with this Section 2.03(b). As soon as practicable after the Effective Time (and in any event not later than the earlier of the (A) first regularly scheduled payroll cycle of the Surviving Corporation following the Closing and (B) the third (3rd) Business Day following the Closing Date (in which case a special payroll cycle for the Company RSU Holders holding Vested Company RSUs shall be run)), the Buyer shall cause the Surviving Corporation to pay such amounts to such Company RSU Holders in respect of the Vested Company RSUs (subject to reduction for the employee portion of applicable withholding Taxes thereon) through the Surviving Corporation payroll account(s).

(c)

(i) Upon the terms and subject to the conditions of this Agreement and the Company Warrant Cashout Agreement, at the Effective Time, each Company Warrant shall be cancelled and shall be converted into the right to receive, with respect to each share of Company Stock issuable pursuant to such Company Warrant, (A) an amount in cash, equal to (I) the excess of the Purchase Price Per Share minus (II) the Exercise Price (as defined in the Company Warrant Cashout Agreement) and (B) all amounts payable in respect of such Company Warrant, if any, in accordance with Section 2.07 and Section 2.09 subject to reduction for the employee portion of applicable withholding Taxes thereon.

(ii) At the Closing, the Buyer shall deposit, or cause to be deposited, with the Surviving Corporation, for the benefit of the Company Warrantholders, for payment by the Surviving Corporation, cash in the aggregate amount payable at or in connection with the Closing in respect of all Company Warrants in accordance with this Section 2.03(c). As soon as practicable after the Effective Time (and in any event not later than the earlier of the (A) first regularly scheduled payroll cycle of the Surviving Corporation following the Closing and (B) the third (3rd) Business Day following the Closing Date (in which case a special payroll cycle for the Company Warrantholders shall be run)), the Buyer shall cause the Surviving Corporation to pay such amounts to such Company Warrantholders in respect of the Company Warrants (subject to reduction for the employee portion of applicable withholding Taxes thereon) through the Surviving Corporation payroll account(s).

Section 2.04. Estimated Closing Statement; Allocation Schedule.

(a) No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to the Buyer:

(i) a statement (the “Estimated Closing Statement”) prepared in accordance with the terms of this Agreement, including the Accounting Principles, and in a manner consistent with the preparation of, and in the same form and containing the same line items for each component of the Estimated Purchase Price as set forth in, the Illustrative Closing Statement, setting forth:

(A) the Company’s good faith estimates of Closing Cash, the Closing Working Capital Adjustment, the Tax Benefit Amount, Closing Indebtedness and Closing Transaction Expenses;

(B) using the amounts referred to in the preceding clause (A), the resulting Purchase Price (the “Estimated Purchase Price”);

(C) the amount equal to (1) the Estimated Purchase Price, minus (2) the sum of (x) the Purchase Price Adjustment Escrow Amount and (y) the Seller Representative Expense Fund Amount (such difference, the “Aggregate Closing Payment”); and

(D) the aggregate amount payable out of the Aggregate Closing Payment pursuant to Section 2.03(a), Section 2.03(b) and Section 2.03(c); and

(ii) Payoff Letters with respect to each item of Payoff Indebtedness and Payoff Expenses.

(b) No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to the Paying Agent, with a copy contemporaneously sent to the Buyer, a schedule (the “Allocation Schedule”) setting forth (i) the Per Share Ratio, (ii) the portion of the Aggregate Closing Payment payable to each Seller and recipient of a Transaction Bonus Plan Award (to the extent such Person is not a Seller) in accordance with the Per Share Ratio, the Organizational Documents, the Transaction Bonus Plan and the terms hereof (which shall, for the avoidance of doubt, detail the amounts paid to such Seller broken out by the type of Company Security held) (each such Seller’s “Closing Payment”), (iii) each Seller’s and recipient of a Transaction Bonus Plan Award (to the extent such Person is not a Seller) percentage of any payments and distributions required to be made pursuant to Section 2.07 and Section 2.09 based on the Per Share Ratio and the number of Fully Diluted Shares of Company Stock, and (iv) the wire account or accounts (A) to which each Company Seller’s Closing Payment and to which any payment pursuant to Section 2.07 and Section 2.09 shall be paid to a Company Seller by the Paying Agent (as may be later updated by such Company Seller), (B) of the Paying Agent, (C) to which the Purchase Price Adjustment Escrow Amount shall be paid, and (D) to which the Seller Representative Expense Fund Amount shall be paid. The Estimated Closing Statement shall be final and binding on the parties for purposes of determining the Estimated Purchase Price to be paid by Buyer to Sellers.

Section 2.05. Closing.

(a) The closing (the “Closing”) of the Merger and the transactions contemplated by this Agreement that occur at the Closing in accordance with the terms hereof shall take place remotely by exchange of electronic signature pages as soon as possible, but in no event later than three (3) Business Days, after satisfaction or, to the extent permissible, waiver by the party or parties entitled to the benefit of the conditions set forth in Article 8 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), or at such other time or place as the Buyer and the Company may agree.

(b) At the Closing, the Buyer shall pay an aggregate amount equal to the Estimated Purchase Price allocated as follows:

(i) to the Escrow Agent, $25,000,000 (such amount, together with any interest or other earnings thereon, the “Purchase Price Adjustment Escrow Amount”) in immediately available funds by wire transfer, which amount shall be deposited into an escrow fund (the “Purchase Price Adjustment Escrow Fund”) available to compensate the Buyer for any amounts due to it under the purchase price adjustment provisions of Section 2.07, on the terms and subject to the conditions set forth in this Agreement and the Escrow Agreement;

(ii) to the Seller Representative, $2,000,000 (the “Seller Representative Expense Fund Amount”) in immediately available funds by wire transfer, which amount shall be held by the Seller Representative (the “Seller Representative Expense Fund”) to pay the Seller Representative for its costs, expenses and any other Seller Representative Losses due to it under the provisions of Article 10, on the terms and subject to the conditions set forth in this Agreement;

(iii) to the Paying Agent, an amount equal to the aggregate amount of each Company Seller’s Closing Payment in immediately available funds by wire transfer, which amount shall be distributed as directed by the Seller Representative to each such Company Seller pursuant to the Allocation Schedule and otherwise on the terms and subject to the conditions set forth in this Agreement and the Paying Agent Agreement;

(iv) to the applicable lenders or other obligees (or their agent), on behalf of the applicable Company Entity, the applicable Payoff Amount (it being understood and agreed that the Payoff Amount shall be included in the calculation of Closing Indebtedness) and Payoff Expenses (it being understood and agreed that the Payoff Expenses shall be included in the calculation of Closing Transaction Expenses) set forth in each such Payoff Letter; and

(v) to the Surviving Corporation, the amount set forth on the Estimated Closing Statement pursuant to Section 2.04(a)(i)(D).

(c) The parties agree that all fees, costs and expenses of the Escrow Agent and the Paying Agent shall be borne by the Buyer.

(d) At the Closing, the Buyer shall deposit, or cause to be deposited, with the Surviving Corporation, and the Buyer shall cause the Surviving Company to pay the Closing Transaction Expenses set forth in the Estimated Closing Statement (other than the Payoff Expenses) with respect to the Persons set forth thereon; it being understood that any Closing Transaction Expenses paid to current or former employees of the Company and its Subsidiaries shall be paid through payroll and subject to applicable Tax withholding, such payment being made no later than the earlier of the (i) first regularly scheduled payroll cycle of the Surviving Corporation following the Closing and (ii) the third (3rd) Business Day following the Closing Date (in which case a special payroll cycle for such payments shall be run).

(e) At the Closing, (i) each of the Seller Representative and the Buyer shall deliver or cause to be delivered to the other such party the Escrow Agreement, duly executed by such party and the Escrow Agent, (ii) each of the Seller Representative and the Buyer shall deliver or cause to be delivered to the other such party the Paying Agent Agreement, duly executed by such party and the Paying Agent and (iii) the Company shall deliver or cause to be delivered to the Buyer a certification, signed by the Company under penalties of perjury and dated not more than 30 days prior to the Closing, that satisfies the requirements of Sections 1.897-2(h) and 1.1445-2(c)(3) of the Treasury Regulations and confirms that the Company is not, nor has it been within five years of the date of the certification, a “United States real property holding corporation” as defined in Section 897 of the Code and a notice to the IRS, signed by the Company, that satisfies the requirements of Section 1.897-2(h)(2) of the Treasury Regulations; provided that the Buyer’s only remedy in the event that the Company fails to satisfy this Section 2.05(e)(ii) shall be to withhold in accordance with Section 2.10.

Section 2.06. Surrender and Payment.

(a) Prior to or simultaneous with the Effective Time, the Seller Representative and Buyer shall appoint the Paying Agent for the purpose of effecting the exchange of cash for the certificates representing the shares of Company Stock (the “Certificates”). In connection with such exchange, the Seller Representative shall cause the Paying Agent to provide each Company Seller with a Letter of Transmittal, substantially in the form of Exhibit E (a “Letter of Transmittal”). The Seller Representative shall (x) cause the Paying Agent to hold all funds received by it pursuant hereto and deliver them in accordance with the Allocation Schedule and the terms and conditions hereof and the terms and conditions of the Paying Agent Agreement and (y) not permit any modification, amendment or termination of the Paying Agent Agreement without the prior written consent of the Buyer.

(b) Upon the receipt by the Paying Agent of a Company Seller’s duly executed and completed Letter of Transmittal and such Company Seller’s Certificate(s), (x) at the Effective Time, if such Letter of Transmittal is received and the Paying Agent is able to make such payment at the Effective Time, (y) promptly after the Effective Time, if such Letter of Transmittal is received prior to the Effective Time and the Paying Agent is not able to make such payment at the Effective Time and (z) promptly after receipt of such Letter of Transmittal, if such Letter of Transmittal is not received until after the Effective Time, the Seller Representative shall cause the Paying Agent to promptly deliver or cause to be delivered to such Company Seller a check or wire transfer in an amount equal to the amount of cash to which such Company Seller is entitled under Section 2.02 to the address or accounts designated by such Company Seller in such Letter of Transmittal, as applicable. Until so surrendered or transferred, as the case may be, each Certificate (other than such Certificates representing the Dissenting Shares) shall represent after the Effective Time for all purposes only the right to receive the consideration to be paid pursuant to Section 2.02 and such Certificate shall be cancelled and cease to exist.

(c) If any portion of the consideration to be paid pursuant to Section 2.02 is to be paid to a Person other than the Person in whose name the surrendered Certificate, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(d) Except for interest that may be payable pursuant to the terms of the Escrow Agreement for any Seller, in no event shall any Seller be entitled to receive interest (nor shall any interest accrue) on any of the funds to be received in the Merger.

(e) Any Company Stock held by a Company Seller who has delivered a Letter of Transmittal to the Company pursuant to this Section 2.06 shall not be transferable on the books of the Company without the Buyer’s prior written consent. At the Effective Time, the share transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of Company Stock theretofore outstanding on the records of the Company. From and after the Effective Time, the holders of the shares of Company Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto except as otherwise provided in this Agreement or by Applicable Law. If, after the Effective Time, Certificates (other than such Certificates representing the Dissenting Shares) are presented to the Buyer, the Surviving Corporation or the Paying Agent, they shall be cancelled and exchanged for the consideration to be paid pursuant to Section 2.02, Section 2.07 and Section 2.09 without any interest thereon in accordance with this Agreement, including the procedures set forth in this Article 2, and shall be deemed only to represent the right to receive such consideration.

(f) Prior to the surrender of any Certificate by a holder of Company Stock, no portion of the consideration to be paid pursuant to Section 2.02 shall be paid to such holder thereof in respect of such Certificate. Notwithstanding the foregoing, none of the Buyer, the Surviving Corporation nor their Affiliates shall be liable to any holder of Company Stock for any amount paid to any public official pursuant to applicable abandoned property, escheat, or similar laws.

Section 2.07. Post-Closing Purchase Price Adjustment.

(a) As promptly as practicable, but no later than 90 days, after the Closing Date, the Buyer shall prepare and deliver or cause to be prepared and delivered to the Seller Representative a statement (the “Closing Statement”) setting forth the Buyer’s reasonable and good faith calculation of (i) Closing Cash, the Closing Working Capital Adjustment, the Tax Benefit Amount, Closing Indebtedness and Closing Transaction Expenses, and (ii) using the amounts referred to in the preceding clause (i), the resulting Purchase Price, together with reasonable supporting information. The Closing Statement shall be prepared in accordance with the terms of this Agreement, including the Accounting Principles, and in a manner consistent with the preparation of, and in the same form and containing the same line items for each component of the Purchase Price as set forth in, the Illustrative Closing Statement.

(b) If the Buyer fails to timely deliver the Closing Statement in accordance with Section 2.07(a), then, at the Seller Representative’s election upon written notice to Buyer, either (i) the Estimated Closing Statement, including the Company’s calculation of the Purchase Price set forth therein, shall be final and binding upon the Buyer and the Sellers or (ii) the Seller Representative shall submit the Estimated Closing Statement in full to the Independent Accountant, and Seller Representative and Buyer shall cause the Independent Accountant to promptly review this Agreement, the Estimated Closing Statement and such other supporting information as Buyer and Seller Representative shall provide thereto for the purpose of calculating the Purchase Price; provided that notwithstanding the foregoing, the Seller Representative reserves any and all other rights granted to it in this Agreement. The Independent Accountant’s review and report pursuant to the immediately preceding clause (ii) shall be performed in accordance with the applicable provisions of Section 2.07, mutatis mutandis, except that the Independent Accountant’s review shall be (A) based solely on written materials, presentations and arguments submitted and/or made by each of the Seller Representative and Buyer (with the foregoing submissions to be made within 10 days after the submission of the Estimated Closing Statement to the Independent Accountant by the Seller Representative, and each party’s rebuttal to the other party’s initial submission (if any) shall be submitted within 5 days after the expiration of such 10-day period) and (B) at Buyer’s sole expense. The Buyer shall provide the Seller Representative, its accountants and other representatives reasonable access to the books, records, work papers, accounting and financial systems, properties, personnel and (subject to the execution of customary work paper access letters if requested) auditors of the Company Entities relating to the preparation of the Closing Statement (or the Independent Accountant’s review of the Estimated Closing Statement pursuant to this Section 2.07(b)) and shall cause the personnel of the Company Entities to cooperate with the Seller Representative in connection with its review of the Closing Statement (or the Independent Accountant’s review of the Estimated Closing Statement pursuant to this Section 2.07(b)). The Seller Representative, its accountants and other representatives may make inquiries of the Buyer, the Surviving Corporation, its Subsidiaries and their respective accountants and employees regarding questions concerning or disagreements with the Closing Statement (or the Independent Accountant’s review of the Estimated Closing Statement pursuant to this Section 2.07(b)) arising in the course of their review thereof, and the Buyer shall use its, and shall cause the Surviving Corporation and its Subsidiaries to use their, commercially reasonable efforts to cause any such accountants and employees to cooperate with and respond to such inquiries.

(c) If the Buyer timely delivers the Closing Statement in accordance with Section 2.07(a), and the Seller Representative disagrees with the Buyer’s calculation of the Purchase Price set forth in the Closing Statement, the Seller Representative may, within 30 days after receipt of the Closing Statement, deliver a notice (a “Notice of Disagreement”) to the Buyer disagreeing with the Buyer’s calculation of the Purchase Price set forth in the Closing Statement, and specifying the Seller Representative’s calculation of the Purchase Price. Any Notice of Disagreement shall specify those items or amounts as to which the Seller Representative disagrees (each, a “Disputed Matter”), and the Seller Representative shall be deemed to have agreed with all other items and amounts contained in the Closing Statement.

(d) The Seller Representative and the Buyer shall negotiate in good faith to resolve each Disputed Matter, but if and to the extent they do not reach a final written resolution within 15 days after the delivery of the Notice of Disagreement, either the Seller Representative or the Buyer may submit such dispute to the Independent Accountant. There will be no ex parte communications between the Seller Representative or the Buyer and their respective attorneys, accountants and other representatives and the Independent Accountant, and any further submissions to the Independent Accountant must be written and delivered simultaneously to each party to the dispute. The Independent Accountant shall determine, in accordance with the terms of this Agreement, and only with respect to the Disputed Matters, calculations and other matters specified in the Notice of Disagreement, whether and to what extent, if any, the Closing Statement requires adjustment. In resolving any Disputed Matter, the Independent Accountant (i) shall only consider the documents, materials, presentations and arguments made or provided by the Seller Representative and the Buyer in accordance with this Agreement (i.e., shall not engage in any independent review) and (ii) may not assign a value to any Disputed Matter greater than the greatest value for such item or other matter claimed by either party in the Closing Statement or the Notice of Disagreement, as applicable, or less than the smallest value for such item or other matter claimed by either party in the Closing Statement or the Notice of Disagreement, as applicable. Each of the Seller Representative and the Buyer shall be entitled to make an initial submission to the Independent Accountant and a rebuttal of the other party’s initial submission, and no other submissions without the mutual agreement of both parties, other than in response to requests by the Independent Accountant. Each of the Seller Representative and the Buyer’s initial submission shall be submitted within 10 days after the submission of the dispute to the Independent Accountant, and each party’s rebuttal to the other party’s initial submission (if any) shall be submitted within 5 days after the expiration of such 10-day period. The Independent Accountant shall not conduct any hearing or other similar proceeding. The Seller Representative and the Buyer shall cooperate with the Independent Accountant during the term of its engagement and respond on a timely basis to all requests for information or access to documents or personnel made by the Independent Accountant. The Seller Representative and the Buyer shall instruct the Independent Accountant to perform its determination within 30 days after submission of the Closing Statement and the Notice of Disagreement to the Independent Accountant and, in any case, as soon as practicable after submission. Absent fraud or manifest error, the determination of the Independent Accountant of the Closing Working Capital, the Tax Benefit Amount, Closing Cash, Closing Indebtedness, Closing Transaction Expenses and the Final Purchase Price, as applicable, shall become final and binding on the parties on the date the Independent Accountant delivers its final resolution in writing to the Seller Representative and the Buyer. If any Disputed Matters are submitted to the Independent Accountant, then, for purposes of this Section 2.07(d), except as otherwise provided by Section 2.07(b) the costs and expenses of the Independent Accountant shall be allocated between the Buyer, on the one hand, and the Seller Representative, on the other hand, based upon a fraction, the numerator of which is the portion of the aggregate contested amount not awarded to the applicable party and the denominator of which is the aggregated contested amount. Any amount payable by the Seller Representative pursuant to the immediately preceding sentence shall be paid to the Independent Accountant solely out of the Seller Representative Expense Fund, and shall be paid at the same time as the payments and releases therefrom provided for by Section 2.07(g) or Section 2.07(h), as applicable.

(e) Each of the Buyer and the Seller Representative agrees that it shall, and agrees to cause their respective independent accountants and, in the case of the Buyer, the Company Entities to, cooperate and assist in the preparation of the Closing Statement and the calculation of the Purchase Price and in the conduct of the reviews referred to in this Section 2.07, including making available, to the extent reasonably requested, books, records, work papers, accounting and financial systems, properties and personnel.

(f) ”Final Purchase Price” means (i) if the Buyer does not timely deliver the Closing Statement in accordance with Section 2.07(a), the Company’s calculation of the Purchase Price set forth in the Estimated Closing Statement or the Purchase Price as determined by the Independent Accountant pursuant to Section 2.07(b), as applicable, based on the Seller Representative’s election in accordance with Section 2.07(b); (ii) if the Buyer timely delivers the Closing Statement in accordance with Section 2.07(a), and the Seller Representative does not deliver any Notice of Disagreement within 30 days after receipt of the Closing Statement, the Buyer’s calculation of the Purchase Price set forth in the Closing Statement; or (iii) if the Buyer timely delivers the Closing Statement in accordance with Section 2.07(a), and the Seller Representative does deliver a Notice of Disagreement within 30 days after receipt of the Closing Statement, (A) the Purchase Price as agreed by the Buyer and the Seller Representative pursuant to Section 2.07(d) or (B) in the absence of such agreement, the Purchase Price as determined by the Independent Accountant pursuant to Section 2.07(d); provided that in no event shall the Final Purchase Price determined by the Independent Accountant be more than the Seller Representative’s calculation thereof set forth in the Notice of Disagreement or less than the Buyer’s calculation thereof set forth in the Closing Statement. “Adjustment Date” means the date on which the Final Purchase Price is determined pursuant to this Section 2.07.

(g) If the Final Purchase Price is less than the Estimated Purchase Price, then the lesser of (i) the amount of such difference and (ii) the Purchase Price Adjustment Escrow Amount shall be paid to the Buyer solely out of the Purchase Price Adjustment Escrow Fund. If any portion of the Purchase Price Adjustment Escrow Amount remains after such payment to the Buyer, then such remaining amount shall be released from the Purchase Price Adjustment Escrow Fund to the Paying Agent to be distributed to each Company Seller and the Surviving Corporation, for the benefit of the Company Option Holders, Company Warrantholders, Company RSU Holders and recipients of a Transaction Bonus Plan Award, solely in accordance with the Allocation Schedule, and the terms of the Escrow Agreement and the Paying Agent Agreement, and such amounts shall be paid (A) with respect to each Company Seller, by check or wire transfer to the address or account designated by such Company Seller to the Paying Agent pursuant to a Letter of Transmittal delivered under Section 2.06 (as may be updated by such Company Seller) and (B) with respect to the applicable Company Option Holders, Company Warrantholders, Company RSU Holders and recipients of a Transaction Bonus Plan Award, by the Surviving Corporation (subject to reduction for the employee portion of applicable withholding Taxes thereon) as soon as practicable following receipt by the Surviving Corporation of such amounts through the Surviving Corporation payroll account(s). The Buyer and the Seller Representative shall, within three Business Days after the Adjustment Date, deliver to the Escrow Agent and the Paying Agent irrevocable instructions giving effect to any payment or release provided for by this Section 2.07(g) in accordance with the terms of the Escrow Agreement and the Paying Agent Agreement. The Buyer agrees that its sole recourse in respect of any amount payable pursuant to this Section 2.07 shall be the right to seek payment from the Purchase Price Adjustment Escrow Fund in accordance with the terms of this Agreement and the Escrow Agreement, and the Buyer shall have no right to seek payment directly from any of the Sellers in respect of any such amount.

(h) If the Final Purchase Price is greater than or equal to the Estimated Purchase Price, (i) the Buyer shall within 3 Business Days of the determination of the Final Purchase Price, pay to the Paying Agent in immediately available funds by wire transfer the amount of such difference, if any, payable to the Company Sellers, and to the Surviving Corporation, for the benefit of the Company Option Holders, Company Warrantholders, Company RSU Holders and recipients of a Transaction Bonus Plan Award, and (ii) the entire amount of the Purchase Price Adjustment Escrow Fund shall be released to the Paying Agent for distribution to the Company Sellers in accordance with the terms of the Paying Agent Agreement, and to the Surviving Corporation, for the benefit of the Company Option Holders, Company Warrantholders, Company RSU Holders and recipients of a Transaction Bonus Plan Award, in each case accordance with the Allocation Schedule and such amounts shall be paid (A) with respect to each Company Seller, by check or wire transfer to the address or account designated by such Company Seller to the Paying Agent pursuant to a Letter of Transmittal delivered under Section 2.06 and (B) with respect to the applicable Company Option Holders, Company Warrantholders, Company RSU Holders and recipients of a Transaction Bonus Plan Award, by the Surviving Corporation (subject to reduction for the employee portion of applicable withholding Taxes thereon) as soon as practicable following receipt by the Surviving Corporation of such amounts through the Surviving Corporation payroll account(s). The Buyer and the Seller Representative shall, within 3 Business Days after the Adjustment Date, deliver to the Escrow Agent irrevocable instructions giving effect to any payment or release from the Purchase Price Adjustment Escrow Fund provided for by this Section 2.07(h) in accordance with the terms of the Escrow Agreement.

(i) For the avoidance of doubt, the parties acknowledge and agree that the determination of the Closing Working Capital Adjustment is intended solely to reflect changes between the Closing Working Capital and Target Closing Working Capital, and any such change can be measured only if Closing Working Capital and the calculations and determinations thereof are prepared using the Accounting Principles. The purchase price adjustment provisions in this Section 2.07 are not intended to be used to adjust the Purchase Price for errors or omissions, under GAAP or otherwise, that may be found with respect to the Most Recent Balance Sheet or the preparation of Target Closing Working Capital. No fact or event occurring at or after the Closing, including any market or business development or action taken by the Buyer or any Company Entity with respect to the accounting records, books, policies or procedures of any Company Entity (including changes in any reserve, allowance or other account, any change in methodology for inventory valuation or accounting or any reclassification of any asset), or any change in GAAP or Applicable Law after the date hereof, or any effect on the Company Entities arising from the transactions contemplated hereby, shall have any effect on, or be considered in, the determination of the Final Purchase Price (or any of the components thereof).

Section 2.08. Dissenting Shares. Notwithstanding anything in this Agreement to the contrary and to the extent available under Section 262 of the DGCL, any share of Company Stock that is issued and outstanding immediately prior to the Effective Time and that is held by a holder of such share of Company Stock who did not consent to or vote (by a valid and enforceable proxy or otherwise) in favor of the approval of this Agreement, which holder complies with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights (such share being a “Dissenting Share,” and such holder being a “Dissenting Stockholder”), shall not be converted into the right to receive the consideration to which the holder of such share would be entitled pursuant to Section 2.02 but rather shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Share pursuant to Section 262 of the DGCL. If any Dissenting Stockholder fails to perfect such stockholder’s dissenters’ rights under the DGCL or effectively withdraws or otherwise loses such rights with respect to any Dissenting Shares, such Dissenting Shares shall thereupon automatically be converted into the right to receive the consideration referred to in Section 2.02, pursuant to the exchange procedures set forth in Section 2.06. Notwithstanding anything to the contrary contained in this Agreement, if the Merger is rescinded or abandoned, then the right of a stockholder to be paid the fair value of such holder’s Dissenting Shares pursuant to Section 262 of the DGCL shall cease. The Company shall give the Buyer (a) notice of any demand for appraisal or payment of the fair value of any shares of Company Stock or any attempted withdrawal of any such demand for payment and any other instrument served pursuant to the DGCL and received by the Company relating to any stockholder’s dissenters’ rights and (b) the opportunity to participate in all negotiations and proceedings with respect to any such demands for appraisal or payment in connection with the Merger under DGCL (each, an “Appraisal Demand”). The Company shall not voluntarily make any payment with respect to any Appraisal Demand or payment with respect to any Dissenting Shares without the prior written consent of the Buyer.

Section 2.09. Earnout.

(a) For purposes of this Section 2.09 and Schedule 2.09, the following terms have the following meanings:

(i) ”2027 Earnout Period” means the period commencing at 12:01 AM, applicable Eastern Time, on October 1, 2026 and ending at 11:59 PM, applicable Eastern Time, on September 30, 2027.

(ii) “2027 EBITDA Target” has the meaning set forth on Schedule 2.09(a).

(iii) ”2027 Earnout Amount” means an amount, not to be less than zero, equal to (A) $575,000,000 multiplied by (B) a fraction, (1) the numerator of which is equal to the 2027 Earnout Period Adjusted EBITDA and (2) the denominator of which is equal to the 2027 EBITDA Target; provided, that, (x) if the 2027 Earnout Period Adjusted EBITDA is less than 50% of the 2027 EBITDA Target, the 2027 Earnout Amount shall be nil ($0.00) and (y) in no event shall the 2027 Earnout Amount exceed $575,000,000.

(iv) ”2027 Earnout Period Adjusted EBITDA” means the Adjusted EBITDA for the 2027 Earnout Period.

(v) ”2028 Earnout Amount” means an amount, not to be less than zero, equal to (A) $575,000,000 multiplied by (B) a fraction, (1) the numerator of which is equal to the 2028 Earnout Period Adjusted EBITDA and (2) the denominator of which is equal to the 2028 EBITDA Target; provided, that, (x) if the 2028 Earnout Period Adjusted EBITDA is less than 50% of the 2028 EBITDA Target, the 2028 Earnout Amount shall be nil ($0.00) and (y) in no event shall the 2028 Earnout Amount exceed $575,000,000.

(vi) ”2028 Earnout Period” means the period commencing at 12:01 AM, applicable Eastern Time, on October 1, 2026 and ending at 11:59 PM, applicable Eastern Time, on September 30, 2028.

(vii) ”2028 Earnout Period Adjusted EBITDA” means the Adjusted EBITDA for the 2028 Earnout Period.

(viii) ”2028 EBITDA Target” has the meaning set forth on Schedule 2.09(a).

(ix) ”Applicable Earnout Amount” means (A) with respect to the 2027 Earnout Period, the 2027 Earnout Amount and (B) with respect to the 2028 Earnout Period, the 2028 Earnout Amount.

(x) ”Adjusted EBITDA” means, with respect to the Applicable Earnout Period, the earnings of the Included Business for such Applicable Earnout Period before interest, taxes, depreciation and amortization (“EBITDA”), calculated in accordance with the accounting principles set forth on Schedule 2.09. For the avoidance of doubt, the 2028 Earnout Period Adjusted EBITDA shall be inclusive of all Adjusted EBITDA for the 2027 Earnout Period and the 2028 Earnout Period.

(xi) ”Applicable Earnout Period” means the 2027 Earnout Period or the 2028 Earnout Period, as applicable.

(xii) ”Included Business” means the design, sale, delivery, installation, operation and maintenance of products or services for power system load and frequency balancing (including behind-the-meter systems and utility grids) and power utility infrastructure (including for electric distribution, transmission, substation greenfield and retrofit construction supporting distributed energy resource integration and interconnection, and grid hardening and resilience), microgrid, artificial intelligence and other business activities, in each case, substantially as conducted, or contemplated to be conducted, by the Company Entities as of the Closing Date, but expressly excluding the Company Entities’ line of business (A) of damage assessment and storm restoration services performed for utilities in connection with major outage events, which has historically been reported as the Company’s “Storm” segment (the “Storm Business”) and (B) that supports grid reliability, expansion and modernization across various infrastructures, which has historically been reported as the Company’s “UtilityInfrastrucutre” segment (the “UtilityInfrastructure Business”).

(xiii) “Maximum Earnout Amount” means $1,150,000,000.

(b) Not later than 90 days following the last day of the 2027 Earnout Period, and promptly, but not later than 60 days following the last day of the 2028 Earnout Period, Buyer shall deliver, or cause to be delivered, to the Seller Representative a written statement setting forth Buyer’s determination of Adjusted EBITDA with respect to such Applicable Earnout Period (including the components thereof) and the resulting Applicable Earnout Amount, which shall also include: (i) a segment-level financial schedule for the Included Business, (ii) a reconciliation bridge, in each case with respect to such Applicable Earnout Period (adjusted for EBITDA) and (iii) reasonable supporting information (each, an “Earnout Statement”). During the 45-day period following delivery of an Earnout Statement, Buyer shall provide, or cause to be provided, to the Seller Representative and its advisors, reasonable access during normal business hours to all work papers, books and records and other information relating to the Included Business and the Buyer’s calculation of Adjusted EBITDA for such Applicable Earnout Period (including the components thereof) and the resulting Applicable Earnout Amount, in each case, as the Seller Representative and its advisors reasonably request, and Buyer shall make reasonably available to the Seller Representative and its advisors the personnel and other advisors of the Buyer and its Affiliates involved in the preparation of such Earnout Statement. The Adjusted EBITDA for the Applicable Earnout Period set forth in an Earnout Statement shall become final and binding on each party hereto unless the Seller Representative delivers a written notice of objection to such Earnout Statement to the Buyer not later than the last day of such 45-day period.

(c) If the Seller Representative timely provides a written notice of objection pursuant to Section 2.09(b) setting forth Seller Representative’s objections, together with the supporting materials underlying such objections and Seller Representative’s proposed calculation of Adjusted EBITDA for such Applicable Earnout Period (the “Earnout Objections Statement”), Seller Representative and the Buyer shall negotiate in good faith to resolve such objections, but if they do not reach a final resolution within thirty (30) days after delivery of such Earnout Objections Statement, the Seller Representative and the Buyer shall submit such dispute to the Independent Accountant. Any submissions to the Independent Accountant must be written and delivered to each of Seller Representative and Buyer and neither the Buyer, the Seller Representative nor any of their respective Representatives shall have any ex parte communications or meetings with the Independent Accountant regarding the subject matter hereof without the other party’s prior written consent. The Independent Accountant shall consider only those items and amounts which are identified in the Earnout Objections Statement and which are not resolved in writing by the Seller Representative and the Buyer prior to submission to the Independent Accountant. The Independent Accountant’s determination will be based solely on the provisions of this Section 2.09, Schedule 2.09 and any documents, materials, presentations and arguments made or provided by the Seller Representative or the Buyer to the

Independent Accountant in accordance with this Agreement (i.e., not on the basis of an independent review or investigation). The Independent Accountant’s determination will be limited to the determination of Adjusted EBITDA for such Applicable Earnout Period (including the components thereof) and the resulting Applicable Earnout Amount, calculated and determined in a manner consistent with this Agreement. Each of the Seller Representative and the Buyer shall be entitled to make an initial submission to the Independent Accountant and a rebuttal of the other party’s initial submission, and no other submissions without the mutual agreement of both parties, other than in response to requests by the Independent Accountant. Each of the Seller Representative and the Buyer’s initial submission shall be submitted within 10 days after the submission of the dispute to the Independent Accountant, and each party’s rebuttal to the other party’s initial submission (if any) shall be submitted within 5 days after the expiration of such 10-day period. The Independent Accountant shall not conduct any hearing or other similar proceeding. The Seller Representative and the Buyer shall cooperate with the Independent Accountant during the term of its engagement and respond on a timely basis to all requests for information or access to documents or personnel made by the Independent Accountant. The Seller Representative and the Buyer shall instruct the Independent Accountant to perform its determination within 30 days after submission of the Earnout Statement and the Earnout Objections Statement to the Independent Accountant and, in any case, as soon as practicable after submission. The Independent Accountant shall act as an expert and not as an arbitrator. In resolving any disputed item, the Independent Accountant shall not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The resolution of the dispute by the Independent Accountant shall be final, binding and non-appealable on the parties hereto, absent manifest error or fraud. The costs and expenses of the Independent Accountant for resolution of any Earnout Objections Statement shall be allocated based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party in the presentation to the Independent Accountant. For example, if the Seller Representative submits an Earnout Objections Statement for $1,000, and if the Buyer contests only $500 of the amount claimed by the Seller Representative, and if the Independent Accountant ultimately resolves the dispute by awarding the Sellers $300 of the $500 contested amount, then the costs and expenses of the Independent Accountant will be allocated 60% (i.e., 300/500) to the Buyer and 40% (i.e., 200/500) to the Seller Representative. Any amount payable by the Seller Representative pursuant to the immediately preceding sentence shall be paid to the Independent Accountant solely out of the Seller Representative Expense Fund.

(d) Not later than five (5) Business Days following the date on which the Applicable Earnout Amount becomes final pursuant to Section 2.09(b), Section 2.09(c) or otherwise by a writing signed by each of Buyer and Seller Representative, Buyer shall pay, or cause to be paid, in immediately available funds by wire transfer the amount of such Applicable Earnout Amount, if any, to the Sellers, and any Persons allocated a portion of the Applicable Earnout Amount pursuant to an award under the Transaction Bonus Plan either (x) prior to the Closing Date or (y) after the Closing Date with the written consent of Buyer and the Seller Representative (each such Person, a “Transaction Bonus Recipient” and each such award a “Transaction Bonus Plan Award”) in accordance with the Allocation Schedule, or if the Allocation Schedule is updated pursuant to Section 2.09(e), in accordance with such updated Allocation Schedule, and such amounts shall be paid (i) by the Paying Agent with respect to each Company Seller, by check or wire transfer to the address or account designated by such Company Seller to the Paying Agent pursuant to a Letter of Transmittal delivered in accordance with Section 2.06 (as may be updated by such Company Seller) and (ii) with respect to the Company Option Holders, Company Warrantholders, Company RSU Holders and Transaction Bonus Recipients, by the Surviving Corporation (subject to reduction for the employee portion of applicable withholding Taxes thereon) as soon as practicable following receipt by the Surviving Corporation of such amounts through the Surviving Corporation payroll account(s) but and in any event not later than the first regularly scheduled payroll of the Surviving Corporation following such time.

(e) For the avoidance of doubt, to the extent that any Transaction Bonus Recipient shall lose or forfeit the right to receive any amount under any Transation Bonus Plan Award pursuant to the terms thereof, any such amount shall paid to the Sellers as provided by Section 2.09(d)).

(f) Earnout Covenants.

(i) From and after the Closing and through the end of the 2028 Earnout Period, Buyer will, and will cause each of its Affiliates (including each Company Entity) to act in good faith with respect to its obligations set forth in this Section 2.09 and not act or fail to act with any purpose or intent of preventing, impeding, frustrating, avoiding payment of or reducing Adjusted EBITDA (for either Applicable Earnout Period) or an Applicable Earnout Amount. Buyer shall cause the Company to maintain: (1) a financial record keeping system that enables Buyer and the Company Entities to separately account for each of the components of Adjusted EBITDA for each Applicable Earnout Period, (2) quarterly project review cadence consistent with frequency and methodology of the Company Entities prior to Closing and (3) segment-level financial reporting separating the Included Business from the Storm Business and the UtilityInfrastructure Business. Notwithstanding the foregoing, other than with respect to the obligations of the Buyer expressly set forth in this Section 2.09, Buyer shall be entitled to conduct the Included Business following the Closing in its sole discretion. Buyer’s obligations under this Section 2.09 shall survive any direct or indirect assignment or transfer of all or a portion of the capital stock or assets of the Surviving Corporation.

(ii) From and after the Closing and through the end of the 2028 Earnout Period, the Included Business shall be managed by Sidney Hinton as Vice President and General Manager, subject to any and all generally applicable, non-discriminatory policies and procedures of the Buyer and its Affiliates, including that he shall have the authority to (A) oversee the management of the day-to-day activities of the Included Business, including making all compensation, promotion, demotion, hiring and firing decisions in respect of the personnel thereof and (B) approve the entry into Contracts with suppliers and customers of the Included Business (in each case, subject to any and all generally applicable, non-

discriminatory policies and procedures of the Buyer and its Affiliates); provided that any material action with respect to the management of the Included Business shall require the prior consent of Buyer (not to be unreasonably withheld, delayed or conditioned), unless such action is (1) in the ordinary course of business, (2) expressly required, contemplated or permitted by this Agreement or any employment agreement between Sidney Hinton and Buyer or any of its Affiliates or (3) within the scope of authority delegated to Sidney Hinton after the Closing Date. Notwithstanding the foregoing, in the event that Sidney Hinton shall during any Applicable Earnout Period resign, retire or have a termination of his employment with the Company or its Affiliates (including due to death or permanent disability), the foregoing covenants set forth in this Section 2.09(f)(ii) shall be of no further force or effect from and after such resignation, retirement or termination; provided that, from and after any such resignation, retirement or termination and through the end of the 2028 Earnout Period, Buyer shall, and shall cause its Afiliates to, (x) operate the Included Business in a commercially reasonable manner and (y) within 30 days after the end of each iscal quarter included in any Applicable Earnout Period (other than the last fiscal quarter pror to the last day of the 2028 Earnout Period), deliver to the Seller Representative a written report (which shall not constitute an Earnout Statement) setting forth Buyer’s calculation of Adjusted EBITDA with respect to such quarter (including the components thereof). Buyer shall also provide or cause the Company to provide reasonable supporting information and any other information reasonably requested in writing by the Seller Representative related to such reports of Adjusted EBITDA.

(g) Seller Representative understands and agrees that (i) the rights to receive any amount pursuant to this Section 2.09 shall not be represented by any form of certificate or other instrument, are not transferable, and do not constitute an equity or ownership interest in Buyer, the Company or any of their Affiliates and (ii) none of the Seller Representative or any of the Sellers shall have any rights as a securityholder (including, dividend rights, voting rights, liquidation rights, preemptive rights or other rights common to holders of capital stock) of Buyer, the Company or any of their Affiliates as a result of Sellers’ right (if any) to receive any amount hereunder.

(h) Seller Representative acknowledges that upon and following the Closing (i) there is no assurance that the Sellers will earn and be entitled to any specific payment under this Section 2.09, and Buyer has not promised or projected any such payments, nor is Buyer obligated to operate the Included Business in order to achieve or maximize any such payment other than as set forth in this Section 2.09, (ii) Buyer does not owe any fiduciary or other duty to Sellers with respect to Sellers earning such additional payments, other than as set forth in this Section 2.09, (iii) the parties solely intend that the express provisions of this Agreement shall govern their contractual relationship with respect to such potential Applicable Earnout Amounts and (iv) subject to the express terms of this Agreement, subsequent to the Closing, Buyer shall have sole discretion with regard to all matters relating to the operation of the Company and the Included Business.

Section 2.10. Withholding. Each of the Paying Agent, the Escrow Agent, the Company, the Surviving Corporation, the Seller Representative, the Sellers and the Buyer shall be entitled to deduct and withhold from consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of U.S. federal, state, local or non-U.S. Tax law. If the Paying Agent, the Escrow Agent, the Company, the Surviving Corporation, the Seller Representative, the Sellers or the Buyer so withholds amounts from any Person and the withheld amount is timely paid to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person. If the Buyer intends to deduct or withhold from the consideration otherwise payable to any of the Company Sellers under this Agreement, the Buyer shall notify the Seller Representative prior to the Closing of its intention to withhold, which notice shall state the applicable provision of law requiring such withholding or deduction, and shall reasonably cooperate with such Company Seller to reduce or eliminate such deduction or withholding. The withholding party shall furnish to the applicable payee the original receipt issued by the applicable taxing Authority, if any, or otherwise such other documentation reasonably satisfactory to such person, evidencing such payment, in each case, as soon as reasonably practicable.

Section 2.11. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the record holder thereof, and delivery of an otherwise duly completed and signed Letter of Transmittal in accordance with Section 2.11 by such record holder, such record holder shall be entitled to receive the consideration to be paid pursuant to Section 2.02, Section 2.07 and Section 2.09 in respect of the Company Stock represented by such Certificate, subject to the conditions set forth in, and otherwise in accordance with, this Agreement and the Letter of Transmittal.

ARTICLE 3

Representations and Warranties of the Company

Except as set forth in the Company Disclosure Schedule, the Company represents and warrants to each of the Buyer and Merger Sub that:

Section 3.01. Organization. Each of the Company Entities (a) is duly organized, validly existing and (to the extent applicable in light of its jurisdiction of organization) in good standing under the laws of the jurisdiction of its organization, (b) has all organizational power and authority to own, operate and lease its properties and to carry on the Business applicable to such Company Entity, and (c) is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or licensed by it or the nature of its business makes such qualification, licensing or good standing necessary, except where the failure to be so qualified or licensed or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to Buyer, prior to the date hereof, true and complete copies of the Organizational Documents of all the Company Entities. Section 3.01 of the Company Disclosure Schedule sets forth next to the name of each Company Entity its jurisdiction of organization and each jurisdiction in which such Company Entity is qualified as of the date of this Agreement to do business as a foreign entity.

Section 3.02. Capitalization of the Company Entities.

(a) The entire authorized capital stock of the Company consists of 50,000,000 shares of Company Stock. As of the date of this Agreement, and without giving effect to the conversion of the ABV Promissory Note, 28,869,056 shares of Company Stock are issued and outstanding. Section 3.02(a) of the Company Disclosure Schedule sets forth a table that includes a true and complete list as of the date hereof (i) of each of the record holders of Company Stock and the amounts of Company Stock held thereby (except for changes after the date hereof resulting from the issuance of any shares of Company Stock pursuant to any Company Options, Company RSUs or Company Warrants outstanding on the date hereof, or the ABV Promissory Note, in accordance with their respective terms), (ii) of each holder of each Company Warrant and the number of shares of Company Stock for which each such Company Warrant is exercisable, (iii) of all outstanding securities exchangeable or exercisable for or convertible into Company Securities of the Company other than outstanding Company Warrants, Company Options and Company RSUs, and (iv) of all outstanding Company Options and Company RSUs as of the date of this Agreement, including the holder, exercise price and number of shares of Company Stock subject thereto, and, with respect to each Company Option, whether it is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code. As of the date hereof, all of the outstanding shares of Company Stock have been, and each share of Company Stock issued by the Company following the date hereof in connection with the exercise of any Company Warrant, Company Option or Company RSU will have been, duly authorized, validly issued and fully paid and non-assessable. All of the Company Securities of the Company outstanding as of the date hereof were and all Company Securities of the Company issued after the date hereof and prior to the Closing will have been issued in compliance with (A) all applicable securities laws or valid exemptions therefrom and (B) any preemptive rights, rights of first refusal or similar rights under Applicable Law, the Organizational Documents or any Contract of the Company.

(b) Except as set forth on Section 3.02(a) of the Company Disclosure Schedule, the Company does not have any other Company Securities or equity securities or securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by the Company. There are no outstanding (i) common shares, preferred shares or other equity interests or voting securities of the Company, (ii) securities convertible or exchangeable into equity interests of the Company, (iii) any options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem equity interests of the Company or (iv) stock appreciation, phantom stock, profit participation or similar rights with respect to the Company. There are no declared and unpaid dividends on any Company Securities. Except for the Stockholders Agreement, which terminates automatically at the Effective Time, there is no voting agreement, voting trust, stockholders’ agreement, proxy or similar agreement or arrangement relating to the voting of any Company Securities or restricting the transfer of any Company Securities, or any agreement or arrangement providing for registration rights with respect to any Company Securities, in each case to which any Company Entity is party or otherwise to the Knowledge of the Company. Each holder of Company Stock is a party to the Stockholders Agreement.

(c) As of the date hereof, there are no outstanding shares of Company Stock subject to substantial risk of forfeiture within the meaning of Section 83 of the Code. Complete and accurate copies of each material Contract governing each Company Warrant, Company Option and Company RSU set forth on Section 3.02(a) of the Company Disclosure Schedule have been made available to Buyer prior to the date hereof, other than Contracts in respect of awards of Company Options and Company RSUs that are substantially identical in all material respects to the forms of such awards made available to Buyer prior to the date hereof.

(d) No Company Entity owns, directly or indirectly, any equity securities of or equity interests in any Person other than another Subsidiary of the Company. The Company owns, directly or indirectly, 100% of the outstanding Company Securities of each of the other Company Entities, and, except for the Sellers and their direct and indirect owners, no Person other than the Company Entities, directly or indirectly, owns any Company Securities of any of the Company Entities. Neither the Company nor any of its Subsidiaries is bound by any commitment or obligation to acquire by any means, directly or indirectly, any capital stock or other voting or equity securities of, or ownership interests in, any Person, or to make any equity investment in, or equity contribution to, any Person.

(e) All of the Company Securities of each Subsidiary of the Company have been duly authorized and validly issued, are fully paid and non assessable, and were issued in compliance with (i) all applicable securities laws or exemptions therefrom and (ii) any preemptive rights, rights of first refusal or similar rights under Applicable Law, the Organizational Documents or any Contract of such Company Entity. The Company or a Subsidiary of the Company holds the Company Securities of each of the Company’s Subsidiaries free and clear of all Liens (other than Permitted Liens or any Liens arising under generally applicable securities laws).

(f) Except as set forth in Section 3.02(f) of the Company Disclosure Schedule, (i) there are no preemptive rights or other similar rights in respect of any equity interests in the Company, (ii) there are no Liens (other than Permitted Liens or any Liens arising under generally applicable securities laws) on, or Contracts of an Company Entity concerning, the ownership, transfer or voting of any Company Securities in the Company Entities, or otherwise affecting the rights of any holder of the Company Securities in the Company Entities, (iii) except for the transactions contemplated hereby, there is no Contract, or provision in the Organizational Documents of any Company Entity, which obligates any of the Company Entities to purchase, redeem or otherwise acquire, or make any payment (including any dividend or distribution) in respect of, any Company Securities in the Company Entities and (iv) there are no existing rights with respect to registration under the Securities Act of 1933 of any equity interests in the Company Entities.

(g) No Company Securities issued by the Company are owned by any Subsidiary of the Company.

Section 3.03. Power and Authorization.

(a) The Company has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The Company has taken all corporate actions or proceedings required to be taken by or on the part of the Company to authorize and permit the execution and delivery by the Company of this Agreement, the other Transaction Documents to which it is party and the instruments required to be executed and delivered by it pursuant hereto, and the performance by the Company of its obligations hereunder and under the other Transaction Documents to which it is party and the consummation by the Company of the transactions contemplated hereby. Each of this Agreement and the Transaction Documents entered into by the Company on or prior to the date hereof has been (or in the case of Transaction Documents to be entered into at or prior to the Closing, will be) duly executed and delivered by the Company, and assuming the due authorization, execution and delivery by each of the other parties hereto or thereto, constitutes (or will constitute) the legal, valid and binding obligation of the Company, enforceable against it in accordance with their respective terms, except as limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors rights generally or (ii) general principles of equity, whether considered in a proceeding at law or in equity (collectively, the “Enforceability Exceptions”).

(b) The Stockholder Approval, which has been obtained via the Written Consent on or prior to the date hereof, is the only vote of the holders of the Company’s capital stock necessary under the DGCL, the Organizational Documents or otherwise to approve this Agreement, the other Transaction Documents, the Merger and the other transactions contemplated hereby. The Written Consent constitutes with respect to each Company Seller that has executed and delivered it prior to the date hereof, and will constitute with respect to each Company Seller who executes and delivers it following the date hereof, a valid, irrevocable and effective adoption of this Agreement by the stockholders of the Company in compliance with Applicable Law, the Organizational Documents and the Stockholder Agreement.

Section 3.04. No Violation or Approval; Consents.

(a) The Company’s board of directors has unanimously (i) adopted a resolution approving this Agreement and declared that the Merger and the other transactions contemplated hereby are advisable, fair and in the best interests of the Company and its stockholders, (ii) approved this Agreement in accordance with the DGCL, the Organizational Documents and the Stockholders Agreement, (iii) directed that this Agreement and the Merger be submitted to the stockholders of the Company for their adoption and approval by written consent, and (iv) recommended that its stockholders approve and adopt this Agreement, the Merger and other transactions contemplated hereby.

(b) Neither the execution, delivery and performance of this Agreement or the Transaction Documents by the Company nor its consummation of the transactions contemplated hereby will:

(i) require the consent, waiver, approval, clearance, order or authorization of, or filing, notification or other submission with, any Governmental Authority by or on behalf of the Company or the observation of any waiting period under Applicable Law, other than (A) required filings and the associated waiting period under the HSR Act, (B) required approvals and filings under applicable foreign antitrust and competition laws and under applicable foreign investment laws set forth on Section 3.04(b)(i) of the Company Disclosure Schedule, (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (D) consents, waivers, approvals, orders, authorizations or filings that, if not obtained or made, have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(ii) result in or give rise to the imposition of a Lien (other than Permitted Liens) on any of the assets of any of the Company Entities;

(iii) assuming the taking of each necessary action by (including the obtaining of each necessary authorization, consent or approval), or in respect of, and the making of all necessary filings with, Governmental Authorities, and the observation of any waiting periods required under Applicable Law, result in a breach or violation of, or constitute a default under, any Applicable Laws to which any of the Company Entities, the Business or any Assets are subject; or

(iv) result in a breach or violation of, or constitute a default under, or result in termination, cancellation or a loss of any right or benefit to which any Company Entity is entitled under, or accelerate the performance required by, or require any action by (including any authorization, consent or approval) or notice to any Person under, any of the terms, conditions or provisions of (A) any Contract to which any Company Entity is subject, (B) any Order to which any Company Entity is subject, or (C) assuming receipt of Stockholder Approval, the Organizational Documents of any Company Entity, except in the case of the immediately preceding clause (A) for such breaches, violations, defaults, terminations, accelerations, actions or notices which are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

Section 3.05. Litigation. Except as set forth on Section 3.05 of the Company Disclosure Schedule, there is no, and during the past three years, there have been no, Proceedings pending or threatened in writing, or, to the Knowledge of the Company, threatened orally against any Company Entity or any of their respective properties, or against any directors, officers or employees (in their capacity as such) of any Company Entity before or, in the case of threatened Proceedings, that would be before any arbitrator or any Governmental Authority (including any action that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated hereby) that seeks more than $150,000 in damages or has as its principal remedy injunctive relief (unless dismissed with prejudice with no liability to the Company Entities). None of the Company Entities are subject to any outstanding material Order.

Section 3.06. Intellectual Property; Data Privacy.

(a) Section 3.06(a) of the Company Disclosure Schedule sets forth a list of all patents, patent applications, registered copyrights, registered trademarks and service marks, applications to register trademarks and service marks and domain names, in each case, that are included in the Owned Intellectual Property. The execution of this Agreement and the consummation by the Company of the transactions contemplated hereby will not result in the loss or impairment of any material Company Owned Intellectual Property or any other material Intellectual Property used by the Company in the Business.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole, (i) the Company Entities solely and exclusively own the Owned Intellectual Property, free and clear of all Liens other than Permitted Liens, (ii) no Proceedings are pending or, to the Knowledge of the Company, threatened in writing against any Company Entity alleging any infringement, misappropriation or other violation of any valid and enforceable Intellectual Property of any other Person, (iii) the Company Entities have a valid right to use or otherwise commercially exploit, all material Intellectual Property used or held for use in the conduct of the business of the Company and its Subsidiaries, (iv) in the past three (3) years, the Company Entities have not infringed, misappropriated or otherwise violated the Intellectual Property of any third party and (v) to the Knowledge of the Company, no Person is currently infringing, misappropriating or otherwise violating any Owned Intellectual Property.

(c) All current or former employees, founders, consultants, service providers, independent contractors, subcontractors and vendors of each Company Entity who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any material Intellectual Property purported to be Owned Intellectual Property have entered into a valid written agreement with the Company or its applicable Subsidiary presently assigning all such Intellectual Property to the Company or its applicable Subsidiary, or such Intellectual Property is otherwise owned by the applicable Company Entity as a work made for hire.

(d) The Company Entities have at all times in the past three (3) years complied in all material respects with all Applicable Laws relating to data privacy, data protection, security breach notification and the collection, storage and use of personally identifiable information.

Section 3.07. Material Contracts.

(a) Section 3.07(a) of the Company Disclosure Schedule sets forth a list of all Contracts (other than sales or purchase orders, statements of work, standard terms and conditions, invoices and similar instruments) of the Company Entities of the types described below that are in effect on the date of this Agreement:

(i) any Contract (or group of related Contracts) (A) with any Material Customer, (B) with any Material Supplier, or (C) for the sale of products or services to any customer or for the purchase of products or services from any supplier, from which the associated revenues or costs, as the case may be with respect to this item (C), exceeded $2,500,000 during the twelve months ended December 31, 2025;

(ii) any agency, dealer, distributor, sales representative, marketing or other similar Contract that involves payment by any Company Entity of consideration in excess of $2,500,000 during any consecutive twelve-month period during the term of such Contract;

(iii) any Contract (excluding customary confidentiality and non-disclosure agreements) relating to the acquisition or disposition by any Company Entity of any business or a material amount of stock or assets of any other Person (whether by merger, sale of stock, sale of assets or otherwise) (A) entered into in the past three years or (B) pursuant to which any Company Entity has remaining obligations (other than customary confidentiality and non-disclosure obligations or customary covenants to provide reasonable access to books and records);

(iv) any Contract that relates to the formation of, or participation in, a partnership, joint venture, strategic alliance, profit-sharing or similar arrangement (including any Contract relating to operation, management or control);

(v) any Contract under which any Company Entity has permitted any material Asset to become encumbered by a Lien (other than by a Permitted Lien);

(vi) any Contract which imposes a material restriction on the geographies or businesses in which any Company Entity (or, after the Closing, that purports to so limit or restrict Buyer or any of its Affiliates) may operate the Business, including to (A) sell any products or services of or to any other Person or in any geographic region, (B) engage or compete in any line of business or (C) obtain products or services from any Person;

(vii) any Contract (A) with any supplier that, to the Knowledge of the Company, is a sole source supplier of material products or services, or (B) which includes any “most favored nations” terms and conditions or any exclusive dealing or minimum purchase arrangement as against any Company Entity;

(viii) any Contract with a Governmental Authority or, to the Company’s Knowledge, any subcontractor for a Governmental Authority;

(ix) any employment agreement of the Company Entities with (A) any Key Employee or (B) an employee that provides, pursuant to its terms, severance following termination (other than severance according to such Company Entity’s established severance policies for termination of at-will employees);

(x) any Collective Bargaining Agreements;

(xi) any lease (A) requiring the payment by a Company Entity of an amount in excess of $2,500,000 during any consecutive twelve-month period during the term of such Contract, (B) of material real property, or (C) constituting a capital lease;

(xii) any Contracts (other than purchase orders entered into in the ordinary course of business), including options, to sell or lease (as lessor) any material property or asset of any Company Entity;

(xiii) any Contracts (other than purchase orders entered into in the ordinary course of business) pursuant to which any Company Entity has agreed to acquire or lease (as lessee) any material property or asset;

(xiv) any other Contract (or group of related Contracts) that does not relate to the sale of products or services to any customer or the purchase of products or services from any supplier and that involves payment by or to any Company Entity of consideration in excess of $5,000,000 during any consecutive twelve-month period during the term of such Contract, other than (A) any Contract that is terminable by any Company Entity at will without material liability and on notice of 90 days or fewer and (B) purchase orders entered into in the ordinary course of business;

(xv) any material Contract under which any Company Entity (A) is licensed to use any Intellectual Property (other than commercially available off-the-shelf software licenses and non-exclusive licenses of Intellectual Property that are ancillary and not material to the transactions contemplated by such Contract) or (B) licenses any Owned Intellectual Property to any Person (other than non-exclusive licenses granted in the ordinary course of business);

(xvi) any stockholders, investors rights, registration rights or similar contract (including the Stockholders Agreement);

(xvii) any Contract (A) pursuant to which any Company Entity is liable for indebtedness for borrowed money or any guarantee thereof, or (B) granting any material Liens (other than Permitted Liens) over any asset of the Company; and

(xviii) any Contract relating to any loan or other extension of credit made by the Company (other than trade receivables owed by customers or reimbursable employee expenses, in each case in the ordinary course of business consistent with past practice).

(b) The Company has made available to Buyer accurate and complete copies of each Contract listed or required to be listed in Section 3.07(a) of the Company Disclosure Schedule (the “Material Contracts”) prior to the date hereof. All Material Contracts are in full force and effect and are enforceable in accordance with their terms with respect to each Company Entity party thereto and, to the Knowledge of the Company, the other parties thereto, except (i) as limited by limited by the Enforceability Exceptions, (ii) to the extent that (following the date of this Agreement) any such Material Contracts have expired or terminated pursuant to and in accordance with their terms, and (iii) as subject to obtaining any applicable consent disclosed in Section 3.04(b)(iv) of the Company Disclosure Schedule.

Section 3.08. Customers and Suppliers. Section 3.08 of the Company Disclosure Schedule sets forth a complete and accurate list of (a) the ten (10) largest customers of the Company Entities (measured by aggregate billings) during the twelve months ended on December 31, 2025 (each, a “Material Customer”) and (b) the ten (10) largest suppliers of materials, products or services to the Company Entities (measured by the aggregate amount purchased by the Company Entities) during the twelve months ended on December 31, 2025 (each, a “Material Supplier”). Since the Most Recent Balance Sheet Date, (i) no Material Customer or Material Supplier has (A) cancelled or terminated its business relationship with, or (B) materially reduced its purchase of goods or services form or sale or provision of goods or services to, any Company Entity or notified any Company Entity in writing of any intention to so cancel or terminate its business relationship with, or reduce its purchase of goods or services from or sales or provision of goods or services to, the Company Entities, and (ii) there has been no dispute or controversy, or any threatened in writing dispute or controversy, between any Company Entity, on the one hand, and any such Material Customer or Material Supplier, on the other hand that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.09. Affiliate Contracts. Except as set forth on Section 3.09 of the Company Disclosure Schedule, there are no Affiliate Contracts in effect as of the date of this Agreement.

Section 3.10. Property.

(a) Neither the Company nor any of its Subsidiaries own or have ever owned any real property. The Company Entities have good title to, or in the case of leased property have valid leasehold interests in, all Leased Real Property. None of the Leased Real Property is subject to any Lien, except Permitted Liens. The Leased Real Property constitutes all of the real property used or held for use in connection with the businesses of the Company or any Subsidiary and are adequate to conduct such businesses as currently conducted.

(b) Section 3.10(b) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of the address of each of the leased real properties held by the Company or its Subsidiaries (the leased real properties held by the Company or its Subsidiaries, the “Leased Real Property”) as of the date of this Agreement. The Company has made available to Buyer true and complete copies of the leases and all extensions, amendments and other modifications, if any, thereof and subordination and nondisturbance agreements, if any, relating thereto (collectively, “Real Property Leases”) relating to all Leased Real Property. Except as set forth in Section 3.10(b) of the Company Disclosure Schedule, none of the Leased Real Property is occupied by any Company Entity pursuant to a sublease, and no Company Entity has subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property (or any portion thereof) that is the subject matter of such Real Property Lease. The Real Property Leases are in full force and effect, and binding and enforceable, subject to the Enforceability Exceptions, no Company Entity is in default in any material respect under any of such Real Property Leases and neither the Company or its Subsidiaries has received any written notice that another party to any such lease is in default thereof, and no party to any such lease has exercised any termination rights with respect thereto. With respect to each lease listed in Section 3.10(b) of the Company Disclosure Schedule, except as set forth in Section 3.10(b) of the Company Disclosure Schedule, none of the Company Entities has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the lease.

(c) Except as would not reasonably be expected to materially impair the ability of the Company Entities (taken as a whole) to operate in the ordinary course of business, the Company Entities are in compliance with any zoning, use, occupancy or similar requirements applicable to the Leased Real Property.

(d) Except as would not reasonably be expected to materially impair the ability of the Company Entities (taken as a whole) to operate in the ordinary course of business at such Leased Real Property, no Company Entity has received written notice that any Leased Real Property or portion thereof is subject to any pending suit for condemnation or expropriation or other taking by any Governmental Authority or that any such condemnation or other taking is threatened or contemplated, and no such condemnation or expropriation or other taking is pending or threatened in writing.

(e) Each Company Entity has good, marketable and valid title to, or valid and enforceable leasehold interest in, all material tangible personal property and material tangible assets purported to be owned or leased by it, free and clear of all Liens, other than Permitted Liens, and such tangible personal property is, in all material respects, in good working order and condition, except for ordinary wear and tear and routine maintenance that is not material in cost or nature.

Section 3.11. Financial Statements.

(a) Financial Statements. Buyer has been furnished with each of the following prior to the date hereof: (i) the audited consolidated balance sheets of the Company Entities as of December 31, 2025 (the “Audited Balance Sheet Date”), and the related audited consolidated statements of operations, comprehensive loss, stockholder’s equity and cash flows for the fiscal year then-ended, accompanied by any notes thereto, and (ii) the unaudited consolidated balance sheet of the Company Entities as of June 30, 2026 (the “Most Recent Balance Sheet” and the date thereof, the “Most Recent Balance Sheet Date”), and the related unaudited consolidated statements of income or operations for such fiscal quarter and for the portion of the fiscal year then ended and consolidated statements of cash flows for the portion of the fiscal year then ended (collectively, the financial statements described in clauses (i) and (ii), the “Financials”).

(b) Compliance with GAAP. The Financials (including any notes thereto) have been prepared from the books and records of the Company and its Subsidiaries and in accordance with GAAP, consistently applied, and fairly present, in all material respects, the consolidated financial position and results of the operations of the Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flow for the periods then-ended in accordance with GAAP (subject, in each case, in the case of the unaudited Financials, to the absence of statements of cash flows and stockholder equity and footnotes and to normal year-end and periodic reclassifications and adjustments).

(c) Financial Reporting. The Company and its Subsidiaries maintain in all material respects accurate books and records reflecting their assets and liabilities and maintain proper and adequate internal accounting controls which provide reasonable assurance that, in all material respects, (i) transactions are executed with management’s authorization and (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries in accordance with GAAP and to maintain accountability for the consolidated assets of the Company and its Subsidiaries.

(d) Accounts Receivable. The accounts receivable reflected on the Most Recent Balance Sheet and the accounts receivable arising after the Most Recent Balance Sheet Date (i) have arisen from bona fide transactions entered into by the Company and its Subsidiaries involving the actual sale of goods or the actual rendering of services in the ordinary course of business consistent with past practice, (ii) constitute only valid, undisputed claims of the Company and its Subsidiaries not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice, and (iii) are, subject to a reserve for bad debts shown on the Most Recent Balance Sheet or, with respect to accounts receivable arising after the Most Recent Balance Sheet Date, on the accounting records of the Company and its Subsidiaries, collectible in full in the normal and ordinary course of business consistent with past practice.

Section 3.12. Absence of Certain Changes. From the Audited Balance Sheet Date, there has not been any change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. From the Most Recent Balance Sheet Date, (a) the Business has been conducted in all material respects in the ordinary course of business (aside from steps taken in contemplation of the transactions contemplated hereby) and (b) the Company has not taken any action that would have required the prior written consent of Buyer under Section 5.01 if such action had been taken after the date of this Agreement and prior to the Closing.

Section 3.13. Employee Plans.

(a) Section 3.13 of the Company Disclosure Schedule lists all material Employee Plans. With respect to each Employee Plan, the Company has made available to Buyer accurate and complete copies of each of the following: (i) the plan document together with all amendments thereto (or a description if the plan is not written), and any trust agreements, (ii) any summary plan descriptions or employee handbooks, (iii) in the case of any plan that is intended to be qualified under Code Section 401(a), the most recent determination or opinion letter from the IRS, (iv) in the case of any plan for which Forms 5500 are required to be filed, the most recently filed Form 5500 and accompanying schedules and attachments, (v) the most recently prepared actuarial report and financial statements, and (vi) if such plan is an International Plan, documents that are substantially comparable (taking into account differences in Applicable Law and practices) to the documents required to be provided in clauses (i) through (v).

(b) Employees. The Company has furnished to Buyer a complete and correct list, as of the date of this Agreement, of each current Service Provider of the Company Entities (on an anonymized basis to the extent required by Applicable Laws), and such list reflects, with respect to each such position, the applicable (i) employer, (ii) job title, (iii) hire date, (iv) annual base salary or base wage rate or commission (as applicable), and (v) total compensation.

(c) Plan Qualification; Plan Administration. (i) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter to the effect that the form of such plan is so qualified and would be reasonably expected to result in the revocation of such letter, (ii) each Employee Plan has been administered in compliance in all material respects in accordance with its terms and all Applicable Laws, and (iii) the requirements of Part 6 of Subtitle B of Title I of ERISA and of Section 4980B of the Code have been met in all material respects with respect to each Employee Plan that is a welfare benefit plan within the meaning of Section 3(1) of ERISA and is subject to such provisions.

(d) Disallowed Deductions and Gross-Ups. Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or together with any other event) will give rise to the payment of any amount that would not be deductible under Section 280G of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Service Provider for any Tax incurred by such Service Provider, including under Section 409A or 4999 of the Code.

(e) Transaction-Related Payments. Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or together with any other event) will (i) entitle any Service Provider to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) enhance any benefits or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Employee Plan or otherwise, or (iii) limit or restrict the right of the Company or any of its Subsidiaries or, after Closing, Buyer, to merge, amend or terminate any Employee Plan.

(f) All Contributions and Premiums Paid. All required contributions, assessments and premium payments on account of each Employee Plan have been timely paid by the applicable due date or accrued in accordance with GAAP.

(g) Employee Plan Amendment. There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in participation or coverage under, any Employee Plan that would materially increase the expense of maintaining such plan above the level of expense incurred in respect thereof for the most recently completed fiscal year.

(h) Claims. With respect to each Employee Plan, there are no, and in the past three years there have been no material claims or actions involving the Company (other than routine claims for benefits).

(i) No Liability. No Employee Plan is subject to Title IV of ERISA or a “multiemployer plan” (as defined in Section 3(37) of ERISA). Neither the Company nor any of its ERISA Affiliates have taken any action, and no other event has occurred, with respect to any Employee Plan that has ever been sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any of its ERISA Affiliates (or any predecessor of any such entity) that would reasonably be expected to subject the Company to any material liability under Title IV of ERISA.

(j) Retiree Benefits; Certain Welfare Plans. Except as required under Section 601 et seq. of ERISA or Section 4980B of the Code, no Employee Plan provides medical, or life insurance benefits or coverage following retirement or other termination of employment.

(k) International Plan Compliance with Law and Funding. Each International Plan (i) has been maintained in compliance with its terms and Applicable Law, (ii) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles. From and after the Closing Date, Buyer and its Affiliates will receive the full benefit of any funds, accruals and reserves under the International Plans.

Section 3.14. Labor Matters.

(a) Collective Bargaining Agreements and Union Activities. There are no, and in the past three years there have been no, material unfair labor practice complaints or charges pending or threatened in writing to be brought, before the National Labor Relations Board or any other Governmental Authority relating to any Service Provider. There is no, and in the past three years, there has been no, material work slowdown, lockout, stoppage, picketing or strike pending or threatened in writing, by or with respect to any employees of the Company. Other than the agreements set forth in Section 3.14 of the Company Disclosure Schedule, the Company is not party to, or otherwise subject to, or is currently negotiating in connection with entering into, any Collective Bargaining Agreement. There is no material effort by or on behalf of any labor union to organize any employees and there have been no such efforts for the past three years. Neither the Company nor any of its Subsidiaries has failed to comply in a material way with the provisions of any Collective Bargaining Agreement. To the knowledge of the Company, no petition has been filed or proceedings instituted by any labor union or other labor organization with the National Labor Relations Board seeking recognition or certification as the bargaining representative of any employee or group of employees of the Company. The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required to enter into this Agreement or to consummate any of the transactions contemplated hereby.

(b) Compliance. The Company and its Subsidiaries are, and have been in the past three years, in compliance in all material respects with all Applicable Laws relating to labor relations, employment and employment practices, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes.

(c) WARN. The Company and each of its Subsidiaries is, and has been in the past three years, in compliance in all material respects with WARN and has no liabilities or other obligations thereunder and neither the Company nor any of its Subsidiaries has taken any action that would reasonably be expected to cause Buyer or any of its Subsidiaries to have any liability or other obligation following the Closing Date under WARN.

Section 3.15. Tax Matters.

(a) Each Company Entity has timely filed, or has caused to be timely filed on its behalf (after giving effect to extensions), all material Tax Returns required to be filed by it, and all such Tax Returns were true, correct and complete in all material respects. All Taxes owed by the Company Entities (whether or not shown on any Tax Return) have been paid in full. The Company has established adequate reserves in accordance with GAAP for all Taxes of all Company Entities not yet due and payable. There are no Liens with respect to Taxes upon any Asset other than Permitted Liens.

(b) All Taxes required to have been withheld and paid by the Company Entities have been withheld and paid to the appropriate Taxing Authority.

(c) No Company Entity has agreed to any waiver of any statute of limitations in respect of Taxes that remains in effect or agreed to any extension of time with respect to a Tax assessment or deficiency, or requested any such waiver or extension that remains outstanding. No Company Entity has made any request for a ruling, entered into any closing agreement under Section 7121 of the Code (or any similar provision of state, local, or non-U.S. law), or received any private letter ruling or technical advice memorandum that remains in effect.

(d) No assessment, proposed adjustment, claim, audit, action, suit, proceeding, examination or investigation is now pending or has been threatened in writing against a Company Entity in respect of any material Tax. All deficiencies asserted or assessments made against a Company Entity as a result of any examinations by any Taxing Authority have been fully paid or otherwise resolved. No written claim has ever been made by a Taxing Authority in a jurisdiction where a Company Entity does not file Tax Returns that such Company Entity is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction.

(e) No Company Entity has ever been a member of an “affiliated group” within the meaning of Code Section 1504(a) filing a consolidated federal income Tax Return (or a member of any affiliated, consolidated, combined, or unitary group for state, local, or non-U.S. Tax purposes), in each case other than such an “affiliated group” with respect to which any Company Entity was the common parent. No Company Entity has any liability for the Taxes of any other Person (other than another Company Entity) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise.

(f) No Company Entity is party to or bound by any Tax sharing, allocation, indemnification, reimbursement, receivables or similar agreement that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, other than (x) any general or customary commercial agreement that is not primarily related to Taxes or (y) any agreement as to which only the Company Entities are parties.

(g) No Company Entity has distributed stock of another corporation, or has had its stock distributed by another corporation, in a transaction that was governed, or purported or intended to be governed, in whole or in part, by Section 355 of the Code or any similar provision of state, local or non-U.S. Tax law.

(h) No Company Entity has participated in any “listed transaction” within the meaning of Section 6011 of the Code and the Treasury regulations promulgated thereunder.

(i) All transactions between or among the Company Entities, and between any Company Entity and any related party (including each CFC), have been conducted on an arm’s-length basis in compliance in all material respects with Section 482 of the Code, the Treasury Regulations thereunder, and any comparable provision of state, local, or non-U.S. law, and each Company Entity has prepared and maintained all transfer pricing documentation required under Section 6662(e) of the Code and applicable non-U.S. law.

(j) No Company Entity will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting or use of an improper method under Section 481 of the Code, (ii) closing agreement under Section 7121 of the Code, (iii) installment sale or open transaction disposition made on or prior to the Closing, (iv) prepaid amount or deferred revenue received on or prior to the Closing outside the ordinary course of business, or (v) intercompany transaction or excess loss account described in the consolidated return regulations.

Section 3.16. Insurance. Section 3.16 of the Company Disclosure Schedule sets forth a list of the material insurance policies of the Company Entities as of the date of this Agreement (each such policy, an “Insurance Policy”). The Company has made available to Buyer true and accurate copies of all Insurance Policies. Each Insurance Policy is legally valid, binding, enforceable and in full force and effect (or has been renewed in the ordinary course of business). The Company has not received written notice of a material default with respect to its obligations under, or notice of cancellation or nonrenewal of or premium increase under, any Insurance Policy, and there are no facts, conditions, situations or set of circumstances that would reasonably be expected to result in or be the basis of any of the foregoing. There is no claim by any Company Entity pending under any of the Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights. All premiums payable under the Insurance Policies have been timely paid.

Section 3.17. Compliance with Laws and Orders.

(a) Each Company Entity and its respective assets and operations are, and during the past three years have been, in material compliance with all Applicable Laws, and during the past three years, no Company Entity has received any written or (to the Knowledge of the Company) oral notice with respect to any material failure to comply with any provision of Applicable Law. During the past three years, no Company Entity has conducted any internal investigation concerning any alleged material violation of or non-compliance with any such Applicable Law by such Company Entity (or any of its respective Representatives), regardless of the outcome of such investigation, in which any Company Entity has engaged the services of an outside legal or accounting firm. The Company Entities are, and during the past three years have been, in material compliance with all applicable employee and occupational health and safety requirements, including the Federal Occupational Safety and Health Act of 1970, and any state, local or foreign counterparts thereto, and to the Knowledge of the Company there is no open, pending, or reasonably anticipated Proceeding pertaining thereto against the Company Entities. None of the Company Entities are subject to, or not exempt from, regulation by any Governmental Authority as a utility, public utility, electric utility, electric public utility, electric light public utility, power public utility or local public utility.

(b) During the past three years, no Company Entity nor any director or officer, or, to the Knowledge of the Company, any employee or Representative has, directly or indirectly, (i) used any corporate or other funds for unlawful gifts, entertainment or donations, (ii) established or maintained any unlawful or unrecorded funds, (iii) offered or given (or promised or authorized the offering or giving of) anything of value or any payment to a Governmental Authority, political party or official thereof, any candidate for political office, or any other Person while knowing or having reason to know that all or a portion of such money or item of value may be offered, given or promised, directly or indirectly, to any Governmental Authority, political party or official thereof, or any candidate for political office, for the purpose of influencing any action or decision of such Person, including a decision to fail to perform such Person’s official function, or to influence any act or decision of such Governmental Authority, in each case to assist any Company Entity in obtaining or retaining business, or directing business to any Person, (iv) accepted or received any unlawful contributions, payments, gifts or expenditures, or (v) otherwise violated any Anti-Corruption Law. The Company Entities have instituted, maintained and enforced policies and procedures designed to promote and achieve compliance with applicable Anti-Corruption Laws. The Company Entities have not submitted any voluntary or involuntary disclosure to any Governmental Authority in connection with an alleged or possible violation of any Anti- Corruption Laws.

(c) (i) Each Company Entity, its respective directors, officers, and, to the Knowledge of the Company, its respective Representatives or employees are, and during the past three years have been, in material compliance with all applicable economic or financial sanctions or trade embargoes imposed, administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and the U.S. Department of State (collectively, “Sanctions”), and applicable trade, export control, import and antiboycott Applicable Laws and regulations imposed, administered or enforced by the U.S. government (collectively, “Trade Controls”), (ii) during the past three years, no Company Entity has received any written or, to the Knowledge of the Company, oral notice with respect to any material failure to comply with any provision of Sanctions or Trade Controls, or, to the Knowledge of the Company, has been the subject of any Governmental Authority audit, investigation, review, or other inquiry, concerning any alleged violation of or noncompliance with Sanctions or Trade Controls by any Company Entity or its officers, employees, or other Representatives, and (iii) during the past three years, each Company Entity has secured and maintained all necessary Permits, registrations, agreements or other authorizations, including amendments thereof, pursuant to Sanctions and Trade Controls.

(d) No Company Entity nor any of its respective directors, officers, or to the Knowledge of the Company, its respective Representatives or employees is: (i) located, organized, or ordinarily resident in a country or territory that is the target of a comprehensive trade embargo by the U.S. government (presently, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic (collectively, “Sanctioned Countries”)); (ii) any Person listed in any Sanctions-related list of designated persons maintained by OFAC or the U.S. Department of State, any Person fifty percent or more owned or controlled by any such Person, or any Person acting for or on behalf of such Person or Persons (collectively, “Sanctioned Persons”); or (iii) engaged, directly or indirectly, in dealings or transactions in or with Sanctioned Countries or Sanctioned Persons in violation of applicable Sanctions or Trade Controls.

Section 3.18. Permits. The Company and its Subsidiaries have obtained all of the material Permits necessary to permit the Company and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are and have in the past three years been operated and maintained and to conduct the business of the Company and its Subsidiaries as it is and has in the past three years been conducted. Each Company Entity is currently in compliance in all material respects with its obligations under, and the terms of, each Permit, and (a) no event has occurred or condition or state of facts exists which constitutes or after notice or lapse of time or both, would constitute a breach or default in any material respect under any such Permit or which permits or, after notice or lapse of time or both, would permit revocation or termination of any such Permit, or which would materially and adversely affect the rights of any of the Company Entities under any such Permit, (b) no notice of cancellation, or of material default concerning any such Permit has been received by any of the Company Entities in the past three years, (c) each such Permit is and has in the past three years been valid, subsisting and in full force and effect, and (d) none of the Permits shall be terminated, violated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated by this Agreement and the other Transaction Documents.

Section 3.19. Environmental Matters. (a) Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole:

(i) the Company Entities are and have been in compliance with all applicable Environmental Laws.

(ii) the Company Entities have obtained and maintained all Permits required under applicable Environmental Laws (“Environmental Permits”) and are and have been in compliance with the requirements of such Environmental Permits.

(iii) there is not now pending or threatened in writing, any Proceeding, no unresolved written notice, demand, request for information, citation, summons or complaint has been received, and no Order is currently in effect, in each case with respect to the Company or any of its Subsidiaries that relates to any Environmental Law, Environmental Permit or Hazardous Substance;

(iv) no Hazardous Substance has been Released at, on, under, to, in or from (A) any property or facility now or formerly owned, leased or operated by, or (B) any property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of, in each case any Company Entity; and

(v) there is no Liability of any Company Entity relating to any Environmental Law, Environmental Permit or Hazardous substance.

(b) The Company has made available to Buyer prior to the date hereof all material environmental site assessments, audits, investigations, reports and studies in the possession of the Company Entities that relate to the Company Entities (or any of their respective predecessors) or to any property or facility now or previously owned, leased or operated by any Company Entity in the past three years.

Section 3.20. No Undisclosed Material Liabilities. There are no Liabilities of any Company Entity that would be required under GAAP to be reflected or reserved against in a consolidated balance sheet of the Company Entities or disclosed in the notes thereto, other than (a) Liabilities reflected in, reserved against in the Most Recent Balance Sheet or disclosed in the notes thereto, (b) Liabilities incurred since the Most Recent Balance Sheet Date in the ordinary course of business, provided that in no event shall any tortious, litigation, arbitration, violation of Applicable Law or Liability arising out of breach of Contract or Permit be deemed to have been incurred in the ordinary course of business, (c) Liabilities incurred in connection with this Agreement, the Transaction Documents or the transactions contemplated hereby and (d) Liabilities which are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

Section 3.21. Assets. The Company Entities have good title to, or in the case of leased or licensed property and assets, have the right to use pursuant to a valid and enforceable lease, license or similar Contract, all of its material properties, rights and assets, whether real or personal, tangible, intangible or otherwise, including all assets reflected in the Most Recent Balance Sheet or acquired after the Most Recent Balance Sheet Date (collectively, the “Assets”), except (a) to the extent the enforceability of any such leases or other Contracts may be limited by the Enforceability Exceptions and (b) for assets that have been sold or otherwise disposed of since the Most Recent Balance Sheet Date in the ordinary course of business.

Section 3.22. Product Liability. In the past three years, (a) none of the Company Entities have received any claims or written threats of claims alleging any injury, harm, risk, damage, cost or expense of any kind or nature, which have been asserted to be related in any way to any product delivered or installed (or any allegation of any delivery or installation) by any Company Entity (such products, the “Company Products”) or any service provided by any Company Entity, (b) there have been no product liability claims related to the Company Products and, to the Knowledge of the Company, there have been and there currently are, no defects, malfunctions or nonconformities in any Company Products, and (c) no Company Entity has recalled or been required to recall any Company Products, and there is no recall threatened or pending relating to or affecting any Company Entity.

Section 3.23. Product Warranties. In the past three years, each Company Product has conformed in all material respects with all applicable Contracts and all express and implied warranties, and no Company Entity has had any material liability for replacement or repair thereof or other damages in connection therewith, nor has any Company Entity been subject to (or received written notice of) any claim for any such replacement, repair or damages.

Section 3.24. No Brokers. There are no brokerage commissions, finders’ fees, financial advisory fees or similar compensation payable in connection with the transactions contemplated hereby based on any arrangement or agreement made by or on behalf of the Sellers or the Company Entities, other than (a) fees and commissions payable by the Company to Morgan Stanley which, to the extent not paid by the Company in cash prior to the Closing, shall be included as a Closing Transaction Expense, and (b) any others fees that will be paid by the Sellers and their Affiliates (other than the Company Entities) and for which Buyer and (after the Closing) the Company Entities will have no responsibility to pay.

Section 3.25. Bank Accounts and Powers of Attorney. Section 3.25 of the Company Disclosure Schedule contains a complete and accurate list of (a) the name and address of each bank in which the Company and its Subsidiaries have an account or safe deposit box, the account number or box number and the names of the individuals authorized to effect transactions in such accounts and (b) the names of all Persons, if any, holding outstanding powers of attorney executed on behalf of the Company or its Subsidiaries.

Section 3.26. No Other Representations and Warranties. Except for the representations and warranties expressly set forth in this Article 3, none of the Company Entities, the Sellers, the Seller Representative or any of their respective Related Parties has made or is making any express or implied representation or warranty of any nature to the Buyer, Merger Sub or any of their respective Related Parties, at law or in equity, with respect to matters relating to the Company Entities, the Sellers, the Seller Representative or any of their respective Related Parties, their respective businesses or any other matter related to or in connection with the transactions contemplated hereby, and each of the Company Entities, the Sellers and the Seller Representative hereby expressly disclaims any such other representations or warranties (including as to the accuracy or completeness of any information provided to the Buyer or Merger Sub). Without limiting the generality of the foregoing, none of the Company Entities, the Company Sellers, the Seller Representative or any of their respective Related Parties has made or is making any representation or warranty with respect to (a) any projections, estimates or budgets delivered to or made available to the Buyer, Merger Sub or any of their respective Related Parties of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company Entities or the future business and operations of the Company Entities or (b) except as expressly set forth in this Article 3, any other information or documents made available to the Buyer, Merger Sub or any of their respective Related Parties with respect to the Company Entities or their respective businesses or operations (including as to the accuracy or completeness of any such information or documents).

ARTICLE 4

Representations and Warranties of the Buyer and Merger Sub

Each of the Buyer and Merger Sub represents and warrants to the Company that:

Section 4.01. Organization. Each of the Buyer and Merger Sub is (a) duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and (b) duly qualified to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or licensed by it or the nature of its business makes such qualification, licensing or good standing necessary, except where the failure to be so qualified or licensed or in good standing has not and would not reasonably be expected to prevent or materially impair or materially delay the ability of Buyer to consummate the transactions contemplated hereby. Buyer has made available to the Company, prior to the date hereof, true and complete copies of the charter and bylaws, or other applicable Organizational Documents, of Buyer and Merger Sub.

Section 4.02. Power and Authorization. Buyer and Merger Sub each have the corporate power and authority to execute and deliver this Agreement and to perform their respective obligations hereunder. Buyer and Merger Sub have taken all corporate actions or proceedings required to be taken by or on the part of Buyer and Merger Sub to authorize and permit the execution and delivery by Buyer and Merger Sub of this Agreement, the

Transaction Documents and the instruments required to be executed and delivered by it pursuant hereto, and the performance by Buyer and Merger Sub of their respective obligations hereunder and under the other Transaction Documents and the consummation by Buyer and Merger Sub of the transactions contemplated hereby. Each of this Agreement and the Transaction Documents entered into at or prior to the date hereof has been (or in the case of Transaction Documents to be entered into at or prior to the Closing, will be) duly executed and delivered by Buyer and Merger Sub, and assuming the due authorization, execution and delivery by each of the other parties hereto or thereto, constitutes (or will constitute) the legal, valid and binding obligation of Buyer and Merger Sub, enforceable against it in accordance with their respective terms, except as limited by the Enforceability Exceptions.

Section 4.03. No Violation or Approval; Consents. Neither the execution, delivery and performance of this Agreement or the Transaction Documents by Buyer or Merger Sub nor their consummation of the transactions contemplated hereby will:

(a) require the consent, waiver, approval, clearance, order or authorization of, or filing, notification or other submission with, any Governmental Authority, by or on behalf of Buyer or Merger Sub or the observation of any waiting period under Applicable Law, other than (i) required filings and the associated waiting period under the HSR Act, (ii) required approvals and filings under applicable foreign antitrust and competition laws set forth on Section 4.03(a) of the Company Disclosure Schedule, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (iv) consents, waivers, approvals, orders, authorizations or filings that, if not obtained or made, would not reasonably be expected to prevent or materially impair or materially delay the ability of Buyer or Merger Sub to consummate the transactions contemplated hereby;

(b) result in or give rise to the imposition of a Lien (other than Permitted Liens) on any of the assets of Buyer or Merger Sub;

(c) assuming the taking of each necessary action by (including the obtaining of each necessary authorization, consent or approval), or in respect of, and the making of all necessary filings with, Governmental Authorities, and the observation of any waiting periods required under Applicable Law, result in a breach or violation of, or constitute a default under, any Applicable Laws or Permits to which Buyer or Merger Sub are subject; or

(d) result in a breach or violation of, or constitute a default under, or result in termination, cancellation, or a loss of any right or benefit to which Buyer or Merger Sub is entitled under, or accelerate the performance required by, or require any action by (including any authorization, consent or approval) or notice to any Person under, any of the terms, conditions or provisions of (i) any Contract to which Buyer or Merger Sub is subject, (ii) any Order to which Buyer or Merger Sub is subject, or (iii) the organizational documents of Buyer or Merger Sub, except in the case of the immediately preceding (i) for such breaches, violations, defaults, terminations, accelerations, actions or notices which would not reasonably be expected to prevent or materially impair or materially delay the ability of Buyer or Merger Sub to consummate the transactions contemplated hereby.

Section 4.04. Litigation. There are no Proceedings pending or threatened against Buyer or Merger Sub or any of their respective properties, or against any directors, officers or employees (in their capacity as such) of Buyer or Merger Sub before, or in the case of threatened actions, that would be before, any arbitrator or any Governmental Authority (including any action that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated hereby) that, if determined adversely to Buyer or Merger Sub, would reasonably be expected to prevent or materially impair or materially delay any of the transactions contemplated hereby.

Section 4.05. Financing. Buyer has, and will have at all times prior to the Closing, sufficient cash, available lines of credit or other sources of immediately unconditionally available funds to enable it to make payment of the Purchase Price and any other amounts to be paid by it hereunder and under the other Transaction Documents.

Section 4.06. Solvency. Assuming (a) the satisfaction of the conditions to Buyer’s obligation to consummate the transactions contemplated hereby and (b) the accuracy of the representations and warranties set forth in Article 3 (for this purpose, such representations and warranties shall be accurate without giving effect to any materiality qualifiers contained therein), immediately after giving effect to the transactions contemplated by this Agreement, each of Buyer and the Surviving Corporation shall (x) be able to pay its debts and liabilities, subordinated, contingent or otherwise as they become due and matured and shall own property which has a fair saleable value greater than the amounts required to pay its debts and liabilities, subordinated, contingent or otherwise (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, can reasonably be expected to become an actual or matured liability) and (y) have adequate capital to carry on its businesses, including without limitation the Business and is not about to engage in business or a transaction for which it has unreasonably small capital. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Buyer or the Surviving Corporation.

Section 4.07. No Brokers. There are no brokerage commissions, finders’ fees, financial advisory fees, or similar compensation payable in connection with the transactions contemplated hereby based on any arrangement or agreement made by or on behalf of Buyer or Merger Sub, other than fees and commissions payable by Buyer or Merger Sub and for which the Sellers, the Company and their Affiliates will have no responsibility to pay.

Section 4.08. Ultimate Parent. Buyer is a wholly owned subsidiary and the largest operating subsidiary of Vertiv Holdings Co., a Delaware corporation, which is the “ultimate parent entity” (as such term is defined in the HSR Act) of Buyer and its Affiliates for purposes of the HSR Act.

Section 4.09. Foreign Person Status. Neither Buyer nor Merger Sub is a “foreign person” as that term is defined in the DPA. Buyer does not permit any foreign person affiliated with Buyer, whether affiliated as a limited partner or equivalent, to obtain through Buyer as a result of that foreign person’s investment any of the following with respect to the Company Entities: (a) access to any “material nonpublic technical information” (as defined in the DPA) in the possession of any Company Entity; (b) membership or observer rights on the Board of Directors or equivalent governing body of any Company Entity or the right to nominate an individual to a position on the Board of Directors or equivalent governing body of any Company Entity; (c) any “involvement,” other than through the voting of shares (or equivalent evidence of ownership of such Company Entity), in the “substantive decisionmaking” (as defined in the DPA) of any Company Entity regarding (x) the use, development, acquisition, or release of any “critical technology” (as defined in the DPA), (y) the use, development, acquisition, safekeeping, or release of “sensitive personal data” (as defined in the DPA) of U.S. citizens maintained or collected by any Company Entity, or (z) the management, operation, manufacture, or supply of “covered investment critical infrastructure” (as defined in the DPA); or (d) “control” of any Company Entity (as defined in the DPA).

Section 4.10. Representations and Warranties Insurance Policy. On or prior to the date of this Agreement, Buyer has provided Seller Representative with an accurate and complete copy of the binder for the buyer-side representation and warranty insurance policy expected to be conditionally bound and issued by AIG Specialty Insurance Company and other excess coverage carriers (the “R&W Insurance Policy”), including all amendments, exhibits, attachments, appendices and schedules thereto as of the date hereof. As of the date hereof and as of the Closing Date, the binder for such R&W Insurance Policy (a) will be in full force and effect in accordance with the terms thereof (provided that coverage thereunder is subject to the conditions to the insurer’s obligations thereunder as set forth therein) and is a legal, valid, binding and enforceable obligation (except as enforcement may be limited by the Enforceability Exceptions) of Buyer and, to the Knowledge of buyer, each of the other respective parties thereto (as the case may be) and (b) has not been terminated or otherwise amended or modified in any respect, and no amendment or modification thereto is contemplated. Buyer has fully paid any and all deposit premiums or other premiums, fees, expenses or Taxes in connection with the R&W Insurance Policy that are due and payable on or prior to the date of this Agreement. Neither Buyer, nor to the Knowledge of Buyer, any other party to the binder for the R&W Insurance Policy, is in default or breach of the R&W Insurance Policy.

Section 4.11. Inspections; No Other Representations and Warranties.

(a) Each of the Buyer and Merger Sub is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of companies such as the Company Entities as contemplated hereunder and has undertaken such investigation and has been provided with and evaluated such documents and information as each of the Buyer and Merger Sub has deemed necessary to enable it to make a fully informed and intelligent decision with respect to the execution, delivery and performance of this Agreement.

(b) Each of the Buyer and Merger Sub acknowledges that, except for the representations and warranties expressly set forth in Article 3, none of the Company Sellers, the Seller Representative, the Company Entities or their respective Related Parties has made or is making any express or implied representation or warranty of any nature to the Buyer, Merger Sub or their respective Related Parties, at law or in equity, with respect to matters relating to the Company Sellers, the Seller Representative, the Company Entities, their respective Related Parties, their respective businesses or any other matter related to or in connection with the transactions contemplated hereby, and each of the Buyer and Merger Sub hereby expressly disclaims reliance on any such other representations or warranties (including as to the accuracy or completeness of any information provided to the Buyer or Merger Sub). Without limiting the generality of the foregoing, each of the Buyer and Merger Sub acknowledges that none of the Company Sellers, the Seller Representative, the Company Entities or their respective Related Parties has made or is making any representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to the Buyer, Merger Sub or their respective Related Parties of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company Entities or the future business and operations of the Company Entities or (ii) except as expressly set forth in Article 3, any other information or documents made available to the Buyer, Merger Sub or their respective Related Parties with respect to the Company Entities or their respective businesses or operations (including as to the accuracy or completeness of any such information or documents).

ARTICLE 5

Covenants of the Buyer, Merger Sub and the Company

Section 5.01. Conduct of Business.

(a) From the date hereof until the Closing Date, except (i) as required or expressly contemplated by this Agreement, (ii) as required by the Organizational Documents or any Applicable Law, Contract or Collective Bargaining Agreement or as required by any Governmental Authority, (iii) as disclosed in Section 5.01 of the Company Disclosure Schedule or (iv) with the prior written consent of the Buyer (which consent shall not be unreasonably withheld, delayed or conditioned), (A) the Company shall, and shall cause the other Company Entities to, use commercially reasonable efforts to conduct their businesses in the ordinary course and (B) without limiting the generality of the foregoing clause (A), the Company shall not, and shall not permit any of the other Company Entities to:

(b) change the Organizational Documents of the Company Entities (whether by merger, consolidation or otherwise);

(c) split, combine, reclassify or amend the terms of Company Securities;

(d) transfer, pledge, issue, sell or dispose of any Company Securities (other than any issuance of shares of Company Stock upon (i) exercise of any Company Options, Company Warrants, or Company RSUs that are outstanding on the date of this Agreement or (ii) conversion of the ABV Promissory, in each case of clauses (i) and (ii), in accordance with the terms of any of the foregoing);

(e) repurchase, redeem or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, any Company Securities (other than repurchases made in connection with the termination of employment of employees of the Company Entities);

(f) declare, issue, make or pay any dividend or other distribution of assets to any holders of Company Securities (other than dividends or distributions of cash or between Company Entities);

(g) acquire, directly or indirectly, any material assets of any third party or its business (whether by merger, sale of stock, sale of assets or otherwise), other than in the ordinary course of business;

(h) sell, lease, license or otherwise dispose of any business or material assets (whether by merger, sale of stock) sale of assets or otherwise, except (i) pursuant to existing Contracts, (ii) disposition of obsolete equipment or (iii) inventory in the ordinary course of business;

(i) merge or consolidate with any Person or liquidate, dissolve or effect a recapitalization or reorganization in any form of transaction;

(j) enter into, amend or modify in any material respect, voluntarily terminate, renew or fail to renew (if any Company Entity has a right to renew) any Material Contract or any contract that, if entered into as of or prior to the date hereof, would constitute a Material Contract, except in the ordinary course of business;

(k) waive, release or assign any material rights, claims or benefits, except in the ordinary course of business;

(l) create or otherwise incur any material Lien on any asset other than Permitted Liens;

(m) except as required by Applicable Law or the terms of a Employee Plan, (i) adopt, materially amend or terminate any Employee Plan, except in the ordinary course of business consistent with past practice, (ii) establish, adopt, enter into or amend any Collective Bargaining Agreement, (iii) materially increase the compensation provided to any Key Employee (other than increases in base compensation of employees who are not Key Employees of up to 20% of such employees’ aggregate base compensation level as of the date hereof in connection with annual merit and cost of living increases in the ordinary course of business consistent with past practice), (iv) hire any Key Employees or (v) terminate the employment of any Key Employees other than for cause;

(n) institute, terminate or settle, or offer or propose to settle, any Proceeding, (i) with amounts at stake greater than $2,500,000 or (ii) related to the transactions contemplated hereby;

(o) make or incur any capital expenditures in excess of $2,500,000 individually or $10,000,000 in the aggregate;

(p) incur any indebtedness for borrowed money or guarantees thereof to any other Person or forgive any indebtedness for borrowed money or guarantees thereof owing to any of the Company Entities, other than (i) in the ordinary course of business, (ii) with respect to indebtedness for borrowed money or guarantees thereof solely between or among the Company Entities or (iii) any indebtedness that will be paid back prior to Closing or any guarantees that will be released prior to Closing;

(q) make any loan, advance or capital contribution to any Person, or investment in any other Person, other than (i) advances to employees for business expenses to be incurred in the ordinary course of business, (ii) transactions with customers on credit in the ordinary course of business, (iii) pursuant to Contracts as in effect on the date hereof or (iv) between Company Entities in the ordinary course of business;

(r) change its financial accounting methods, policies or procedures, or the application thereof, except as (i) required by concurrent changes in GAAP or (ii) as required by Applicable Law;

(s) make or change any material Tax election, settle any material Tax claim or assessment, file any amended material Tax Return, enter into any closing agreement with a Governmental Authority, adopt or change any material Tax accounting method or period, agree to (or request) an extension or waiver of a Tax statute of limitations period, surrender any right to claim a refund of material Taxes (other than as a result of the expiration of any applicable statute of limitations on refund claims, in each case, except any actions taken in the ordinary course or as required by Applicable Law);

(t) fail to maintain in full force and effect any material insurance policy, or materially reduce the amount of any insurance coverage provided thereunder; or

(u) agree or commit to do any of the foregoing.

Notwithstanding anything to the contrary herein, the parties acknowledge and agree that nothing in this Section 5.01 shall restrict the Company Entities from: (i) declaring, setting aside or paying any cash dividend or other cash distribution or (ii) repaying or settling any indebtedness for borrowed money or other obligations of the Company Entities of the types referred to in the definition of “Closing Indebtedness.” In addition, the parties acknowledge and agree that an e-mail from one or more of the individuals set forth on Schedule 5.01(x) (or such other individuals as the Buyer may specify by notice to the Company) specifically referencing this Section 5.01 and expressly granting consent shall constitute valid form of consent of the Buyer for all purposes under this Section 5.01.

Section 5.02. Reasonable Best Efforts; Further Assurances; Filings.

(a) Subject to the terms and conditions of this Agreement, each of the parties shall, and shall cause its Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to satisfy the conditions to Closing set forth in Article 8 to be satisfied and to consummate the transactions contemplated by this Agreement as soon as practicable after the date hereof and in any event before the Outside Date, including (i) if required by Applicable Law, within 5 Business Days following the date hereof, filing or supplying (and not withdrawing), or causing to be filed or supplied (and not withdrawn) in connection with the transactions contemplated herein, all notifications and information required to be filed or supplied pursuant to the HSR Act and (ii) within 10 Business Days following the date hereof, making, or causing to be made, all other filings and submissions under Applicable Law, including Antitrust Laws, applicable to it, or to its Subsidiaries and Affiliates, as may be required for it to consummate the transactions contemplated herein and use its reasonable best efforts to obtain, or cause to be obtained, all other authorizations, approvals, consents and waivers from all Persons and Governmental Authorities necessary to be obtained by it, or its Subsidiaries or Affiliates, in order for it to consummate such transactions prior to the Outside Date (including, in each case in this sentence, requesting early termination (or the equivalent), from the relevant Governmental Authorities, to the extent then available). The Buyer acknowledges and agrees that it shall pay for and be responsible for any and all filing fees required to be paid to Governmental Authorities by the parties in connection with any such filings or other submissions.

(b) The parties shall coordinate and cooperate with one another in exchanging and providing such information to each other and in making the filings and requests referred to in Section 5.02(a). The parties shall supply such reasonable assistance as may be reasonably requested by any other party in connection with the foregoing. Notwithstanding anything to the contrary in this Section 5.02, (i) no party shall be in violation of this Agreement by virtue of providing information that is competitively sensitive to one another on an “outside counsel only” or other basis designed to ensure compliance with Applicable Law (including the HSR Act or any other Antitrust Law) and (ii) materials provided to the other party pursuant to this Section 5.02 may be redacted (A) to remove references concerning the valuation, (B) as necessary to comply with contractual arrangements and (C) as necessary to address privilege or confidentiality concerns.

(c) Notwithstanding anything to the contrary set forth herein, nothing in this Agreement shall require (i) Buyer or the Company to contest or defend any action or suit threatened or instituted by any Governmental Authority or other entity under the Antitrust Laws challenging the validity or legality, or seeking to restrain the consummation of the transactions contemplated by this Agreement or (ii) Buyer, the Company or any of their respective Affiliates to make proposals, execute or carry out agreements or submit to any order, judgment, writ, decree, stipulation, award, settlement, consent, or similar, under or in connection with the Antitrust Laws, providing for (A) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Buyer or the Company or any of their respective Affiliates, (B) the imposition of any limitation or restriction on the ability of Buyer, the Company or any of their respective Affiliates to freely conduct their business or own their assets or (C) the holding separate of the ownership interests of the Company or any limitation or regulation on the ability of Buyer or any of its Affiliates to exercise full rights of ownership of the Company.

(d) Each party shall promptly inform the other parties of any material communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement. If any party or any Affiliate thereof receives a request for interviews, additional information or documentary material, civil investigative demand, or subpoena, from any such Governmental Authority with respect to the transactions contemplated by this Agreement, then such party shall use its best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such requests, civil investigative demand or subpoena. From the date hereof until the Closing, each party shall use its best efforts to promptly cooperate with, and respond to, all information reasonably requested by any Governmental Authority in respect of any filings or submissions under Applicable Law, including Antitrust Laws, in all relevant jurisdictions with respect to the transactions contemplated by this Agreement and shall otherwise use best efforts to cooperate with the other parties with respect to, and assist in obtaining, all consents or approvals of any Governmental Authority with respect to the transactions contemplated by this Agreement. Subject to the immediately following sentence, the Buyer will not make or enter into any understandings, undertakings or agreements (oral or written) or engage in material communications with any Governmental Authority in connection with the transactions contemplated by this Agreement, in each case without the prior consent of the Company (not to be unreasonably withheld, conditioned or delayed), and will give the Company the opportunity to review and comment on any documentation with respect thereto and, except as may be prohibited by any Governmental Authority or by any Applicable Law, to attend and participate at any meetings with respect thereto. Notwithstanding any other provision of this Agreement to the contrary, the Buyer may enter into any extensions of any applicable waiting periods to the extent failure to do so would result in a substantial risk of a failure to receive approval of the applicable Governmental Authority, including any agreement with any Governmental Authority to delay consummation of the transactions contemplated hereby, without the consent of the Company; provided that the Buyer shall obtain the Company’s written consent, with such consent not being unreasonably withheld, delayed or conditioned, prior to entering into any such extension or agreement.

(e) Prior to the earlier of the Effective Time or the termination of this Agreement pursuant to its terms, the Buyer, on the one hand, and the Company, on the other hand, shall not, and each shall cause its Affiliates not to, acquire or agree to acquire (whether by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or otherwise making any investment in, or by any other manner), any Person or portion thereof conducting a business similar to the Company with the intention to, or that would reasonably be expected to, (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consent, approval, authorization, declaration, waiver, license, franchise, permit, certificate or order of any Governmental Authority necessary under Applicable Laws to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, or (ii) materially increase the risk of any Governmental Authority entering an Order pursuant to Applicable Law prohibiting the consummation of the transactions contemplated hereby.

Section 5.03. Consents. From the date hereof until the Closing, Buyer and the Company shall use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to obtain as promptly as reasonably practicable all consents and approvals from Persons other than Governmental Authorities that are required to consummate the transactions contemplated by this Agreement, including with respect the Company Entities the consents and approvals referred to in Section 3.04 (it being understood and agreed that the parties’ obligations with respect to consents and approvals from Governmental Authorities shall be governed by Section 5.02); provided, that (a) none of the Company or any of its respective Affiliates shall have any liability to Buyer or any of its Affiliates arising out of or relating to, and no condition set forth in Article 8 shall be deemed not to be satisfied due to, the failure to obtain any such consent and (b) none of the Company or any of its Affiliates shall be required to pay or commit to pay any amount or to grant any accommodation to any Person from whom any such consent or approval may be sought.

Section 5.04. Access to Information.

(a) From the date hereof through the Closing Date, the Company shall provide Buyer, its Affiliates and its and their respective Representatives (at Buyer’s sole cost and expense) with reasonable access during normal business hours and upon reasonable advance written notice to the properties, books and records of the Company Entities as may be reasonably requested by Buyer from time to time solely for a purpose reasonably related to the transactions contemplated by this Agreement; provided that such access does not unreasonably disrupt the personnel, or unreasonably interfere with the operations, of any Company Entity, and Buyer, its Affiliates and its and their respective Representatives shall use commercially reasonable efforts to conduct all communications with personnel and all on-site investigations in an expeditious manner; provided further that a Representative of the Company shall have the right to be present in the event that Buyer, any of its Affiliates or any of its or their respective Affiliates, conducts any on-site investigations. Notwithstanding anything to the contrary in this Agreement, the Company Entities shall not be required to provide such access to the extent that it (i) would reasonably be expected to jeopardize any attorney-client, attorney work-product protection or other legal privilege, (ii) would reasonably be expected to contravene any applicable Law, Permit, Contract, fiduciary duty or binding obligation of any Company Entity, (iii) is pertinent to any litigation in which any Company Entity or any of their Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, are adverse parties (without limiting any rights of any party to such litigation to discovery in connection therewith), (iv) relates to any bids or offers received by any Company Entity, any of their Affiliates or any of its or their respective Representatives in connection with the sale process resulting in the execution and delivery of this Agreement (including any analyses conducted in connection with such sale process), (v) includes any personnel records relating to individual performance or evaluations, medical histories or other sensitive information or (vi) the disclosure of which could subject the disclosing party or its Affiliates to risk of liability or otherwise would reasonably be expected to expose any Seller, Company Entity or any of their respective Affiliates to any material risk of Liability. Any Confidential Information (as defined in the Confidentiality Agreement) provided pursuant to this Section 5.04 shall be subject to the applicable terms and conditions of the Confidentiality Agreement. Notwithstanding anything to the contrary in this Agreement, none of Buyer, its Affiliates or any their respective Affiliates shall conduct any environmental assessments, compliance evaluation or investigation with respect to any of the premises or facilities of any Company Entity without the prior written consent of Seller Representative and ongoing consultation with Seller Representative with respect to any such activity (it being understood and agreed that in no event shall any subsurface or other intrusive or invasive investigation, sampling or testing of any environmental media be conducted).

(b) From and after the Closing Date, the Buyer shall preserve and keep, or cause to be preserved and kept, the books and records that relate to the businesses of the Company Entities prior to the Closing for a period of seven years after the Closing Date, and subject to Applicable Law, upon the Seller Representative’s request, shall, and shall cause its Affiliates to, give the Company Sellers, the Seller Representative and their respective Representatives (i) reasonable access to such books and records relating to the businesses of the Company Entities prior to or on the Closing Date and (ii) reasonable access to the Company Entities’ Representatives, and instruct such Representatives to cooperate with the Seller Representative, in the case of each of clauses (i) and (ii), to the extent that the Seller Representative reasonably deems necessary or desirable in order to determine any matter relating to its rights and obligations hereunder or otherwise in connection with tax, regulatory, litigation, contractual or other legitimate matters. The Seller Representative shall hold, and shall use reasonable best efforts to cause its Representatives to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Applicable Law, all confidential documents and information concerning any Company Entity provided to it pursuant to this Section 5.04(b).

Section 5.05. Public Announcements. The parties agree to consult with one another before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated hereby and, except for any press release or public announcement the issuance or making of which is advisable or required by Applicable Law or any listing agreement with or rule of any national securities exchange, shall not issue any such press release, have any such communication or make any such other public statement or schedule any such press conference or conference call without the prior written consent of (a) prior to the Closing, the Buyer and the Company, and (b) after the Closing, the Buyer; provided that, the parties and their respective Affiliates that are private equity firms or other similar financial investors may provide information regarding this Agreement and the transactions contemplated hereby to their respective existing or prospective limited partners and other investors on a confidential basis to the extent customary in connection with their respective, or their respective affiliated funds’ normal fund raising or reporting activities so long as such recipients are subject to customary confidentiality obligations prior to the receipt of such information.

Section 5.06. Conduct of the Buyer.

(a) The Buyer shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

(b) From the date hereof until the Closing Date, without the Company’s prior written consent and notwithstanding anything in this Agreement that may be deemed to the contrary, Buyer shall not, and shall cause its Affiliates not to, contact any customers, vendors or suppliers of, or other third parties having business relationships with, any of the Company Entities, other than in the ordinary course of Buyer’s or its Affiliates’ businesses where such contact does not relate to this Agreement or the transactions contemplated hereby and is in any event conducted in compliance with the terms of the Confidentiality Agreement.

Section 5.07. Directors’ and Officers’ Indemnification.

(a) The Buyer shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, that for six years after the Closing, the Surviving Corporation shall indemnify and hold harmless all Persons who at or prior to the Closing were directors, managers or officers of any Company Entity (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Closing, and shall advance expenses to Indemnified Persons in respect of any Proceeding relating to any such acts or omissions, in each case to the fullest extent permitted by Applicable Law or provided under the governing documents of the Company Entities or the Company Sellers on the date hereof to the extent made available to the Buyer. The Buyer and the Surviving Corporation hereby agree that the Surviving Corporation is the indemnitor of first resort (i.e., its obligations to any Indemnified Person under this Agreement are primary and any obligation of any Company Seller or any Affiliate thereof to provide indemnification or advancement of expenses for the same matters are secondary), and if any Company Seller or any Affiliate thereof pays any amount otherwise indemnifiable hereunder with any Indemnified Person, then such Company Seller or Affiliate thereof shall be subrogated to the rights of the Indemnified Person hereunder with respect to such payment, and the Surviving Corporation shall reimburse such Company Seller or Affiliate thereof for such payment.

(b) The Buyer agrees that (i) the governing documents of the Surviving Corporation and the other Company Entities after the Closing shall contain provisions with respect to indemnification, exculpation from liability and advancement of expenses that are at least as favorable to the beneficiaries of such provisions as those provisions that are set forth in the governing documents of the Company Entities on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years following the Closing in any manner that would adversely affect the rights thereunder of any Indemnified Person except to the extent that such modification is required by Applicable Law and (ii) all rights to indemnification as provided in any indemnification agreements between any Company Entity, on the one hand, and any Indemnified Person, on the other hand, as in effect as of the date hereof with respect to matters occurring at or prior to the Closing shall survive the Closing.

(c) At or prior to the Closing, the Company shall purchase or cause to be purchased, at the Buyer’s expense, a non-cancellable extension of the directors’ and officers’ liability coverage of the Company Entities’ existing directors’ and officers’ insurance policies and the Company Entities’ existing fiduciary liability insurance policies (collectively, “D&O Tail Policy”), which shall (i) be for a claims reporting or discovery period of at least six years from and after the Closing with respect to any claim related to any period or time at or prior to the Closing and (ii) have terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company Entities’ existing insurance coverage with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against the beneficiaries thereof by reason of their having served in such capacity that existed or occurred at or prior to the Closing (including in connection with this Agreement or the transactions or actions contemplated hereby).

(d) If the Buyer, the Surviving Corporation or any other Company Entity (i) consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, the Buyer shall ensure that proper provision shall be made so that such continuing or surviving entity or transferee of such assets, as the case may be, assumes the obligations set forth in this Section 5.07.

(e) The rights of each Indemnified Person under this Section 5.07 shall be in addition to any rights such Person may have under Applicable Law or under any agreement with any of the Company Entities. This Section 5.07 is intended to benefit any individual referenced in this Section 5.07 or indemnified hereunder (and his or her respective heirs, successors and assigns), each of whom may enforce the provisions of this Section 5.07 (whether or not he or she is a party to this Agreement).

Section 5.08. Written Consent; Information Statement. The Company shall use its commercially reasonable efforts to obtain duly executed counterparts to the Written Consent from all holders of Company Stock. If any holder of Company Stock does not sign the Written Consent by 11:59 P.M., New York time, on the ninth calendar day following the date hereof, then reasonably promptly after the date hereof (but in any event no later than ten (10) calendar days after the date of this Agreement), the Company shall deliver to each such holder an information statement (the “Information Statement”) containing notice of the receipt of the Stockholder Approval and such other information as may be required to be included therein by Sections 228(e) and providing notice of such holders’ rights of dissent and appraisal pursuant to Section 262(d)(2) of the DGCL, which such Information Statement shall be in form and substance sufficient to begin the twenty (20) day period in which such holders of Company Stock must make a demand for appraisal pursuant to Section 262(d)(2) of the DGCL; provided that prior to delivering the Information Statement to such holders, the Company shall provide the Information Statement to the Buyer and the Company shall consider in good faith any comments to the Information Statement provided by the Buyer.

Section 5.09. Representations and Warranties Insurance Policy. Buyer shall cause the R&W Insurance Policy to be issued timely after the Closing (in accordance with the terms of the binder thereof) and remain in full force and effect thereafter in accordance with the terms thereof. The R&W Insurance Policy shall expressly provide that the insurers issuing the R&W Insurance Policy shall waive or otherwise not pursue any subrogation rights against Sellers and any of their Affiliates or any of their respective equityholders, officers, directors, employees, agents, advisors or Representatives, except in the case of Actual Fraud by such Person, as applicable. From and after the date hereof, Buyer shall not (and shall cause its Affiliates to not) grant any right of subrogation or otherwise amend, modify, terminate, or waive any term or condition of the R&W Insurance Policy in a manner inconsistent with the immediately preceding sentence. Buyer shall pay or cause to be paid, all costs and expenses related to the R&W Insurance Policy, including the total premium, underwriting costs, brokerage commission, and other fees and expenses of the R&W Insurance Policy. Buyer shall also satisfy on a timely basis all conditions necessary for the issuance of or continuance of coverage under the R&W Insurance Policy. From and after issuance of the R&W Insurance Policy, Buyer shall not amend, modify, or otherwise change, terminate, cancel, or waive any provision of the R&W Insurance Policy or any of the coverage thereunder in a manner adverse to any Seller.

Section 5.10. Exclusivity

(a) The Company shall, and shall cause the other Company Entities and their respective Representatives to, promptly cease and cause to be terminated any existing activities, including discussions or negotiations with, any Person (other than Buyer and its Representatives and Affiliates) conducted prior to the date hereof, with respect to any Acquisition Proposal (other than the transactions contemplated by this Agreement).

(b) From the date of this Agreement until the earlier of the valid termination of this Agreement and the Closing, the Company shall not, and shall cause the other Company Entities and their respective Representatives not to, directly or indirectly, (i) solicit the submission of any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, any inquiries or the making of any proposal that constitutes any Acquisition Proposal (except to provide notice of the existence of the restrictions in this Section 5.10), (iii) provide non-public information or documentation with respect to the Company or the Company Entities to any Person, other than the Buyer or its Affiliates or its or their Representatives, relating to an Acquisition Proposal or (iv) enter into any agreement with respect to any Acquisition Proposal. From the date of this Agreement until the earlier of the valid termination of this Agreement and the Closing, the Company shall promptly (and in any event, within 3 Business Days) notify Buyer in writing of the existence of any written proposal received by or on behalf of any Company Entity with respect to any Acquisition Proposal.

Section 5.11. Notification.

(a) From the date of this Agreement until the earlier of the valid termination of this Agreement and the Closing, the Company shall disclose to the Buyer in writing any inaccuracy from the representations and warranties set forth in Article 3, and any fact or event that constitutes a breach of the covenants in this Agreement made by the Company, in each case that would, reasonably be expected to result in the Company Entities suffering a Material Adverse Effect promptly upon discovery thereof, solely if such inaccuracy or breach would reasonably be expected to cause any condition to the Closing to not be satisfied.

(b) From the date of this Agreement until the earlier of the valid termination of this Agreement and the Closing, the Buyer shall disclose to the Company in writing any inaccuracy from the representations and warranties set forth in Article 4, and any fact or event that constitutes a breach of the covenants in this Agreement made by the Buyer, in each case that would reasonably be expected to materially delay the Closing or prevent the consummation of the transactions contemplated hereby promptly upon discovery thereof, solely if such inaccuracy or breach would reasonably be expected to cause any condition to the Closing to not be satisfied.

(c) Notwithstanding anything to the contrary in this Agreement, a breach of the obligations of the Company or Buyer under this Section 5.11 will not be taken into account for purposes of determining whether any conditions set forth in Article 8 have been satisfied.

Section 5.12. Termination of 401(k) Plans. Contingent upon the Closing, the Company shall and shall cause the Company Entities other than the Company to take all necessary actions to terminate all 401(k) plans sponsored by any Company Entity, including those set forth on Section 3.13 of the Company Disclosure Schedule (the “Company 401(k) Plans”), with such terminations effective as of no later than the date immediately preceding the Closing Date, and to amend the Company 401(k) Plans immediately prior to the termination to allow for the rollover of account balances out of the Company 401(k) Plans and provide that participants in the Company 401(k) Plans shall become fully vested in any unvested portion of their Company 401(k) Plan accounts as of the date such plan is terminated. The Company shall provide Buyer with a copy of any resolutions or other corporate action (the form and substance of which shall be subject to review and approval by Buyer, such approval not to be unreasonably withheld, conditioned or delayed) evidencing that the 401(k) Plans will be terminated effective as of no later than the date immediately preceding the Closing Date, contingent upon the Closing, and will adopt any necessary amendments to the 401(k) Plans to effect such terminations. The Buyer shall designate a tax-qualified defined contribution retirement plan with a cash or deferred arrangement that is sponsored by the Buyer or one of its Affiliates (the “Buyer 401(k) Plan”) that will cover Continuing Employees effective as of or as soon as administratively practicable following the Closing, and the Buyer shall cause the Buyer 401(k) Plan to accept from the Company 401(k) Plans the “direct rollover” of the account balance (but excluding rollover of outstanding loans under the Company 401(k) Plans, all Liabilities with respect to which shall be satisfied pursuant to the terms thereof, the Company 401(k) Plans and Applicable Law in connection with the termination of the Company 401(k) Plans) of each Continuing Employee who participated in a Company 401(k) Plan as of the date such plan is terminated and who elects such direct rollover in accordance with the terms of such Company 401(k) Plan and the Code.

Section 5.13. Amendment of Company Equity Plan Awards. Promptly after the date hereof, the Company shall cause an amendment pursuant to the authority set forth in the Company Equity Plan to each outstanding Award (as defined in the Company Equity Plan) effecting, immediately prior to and contingent on the occurrence of the Effective Time, the cancellation of each such Award that is then outstanding automatically and immediately prior to the Effective Time and converting each such Award into solely the right to receive the amounts contemplated by this Agreement, which such amendments shall be in form and substance reasonably acceptable to Buyer and shall be provided solely as notice to each Participant (as defined in the Company Equity Plan) with respect to such Awards.

ARTICLE 6

Tax Matters

Section 6.01. Tax Returns. The Buyer and the Company shall (and shall cause each Company Entity to), at Buyer’s expense, prepare or cause to be prepared and file or cause to be filed all Tax Returns for any Company Entity for any Pre-Closing Tax Period that are due after the Closing Date. Prior to the Closing, the Company Entities shall not file any income Tax Return for the taxable year ending December 31, 2025 without the prior written consent of the Buyer (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 6.02. Assistance and Cooperation. Buyer, the Company Entities and the Seller Representative will, and will cause their respective Affiliates to, provide each other with such cooperation and information as any of them reasonably may request in connection with any Tax matters (including the filing of any Tax Returns, any audit, litigation, or other proceeding) relating to the Company Entities. Without limiting Section 5.04(b), such cooperation and information will include the retention and provision of copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by any Taxing Authority. Notwithstanding anything to the contrary in this Agreement, Sellers and their Affiliates shall not be required at any time to provide to Buyer any right to access or to review any Tax Return or Tax work papers of any Seller or their Affiliates.

Section 6.03. Post-Closing Actions. Prior to the determination of Final Purchase Price pursuant to Section 2.07, the Buyer shall not, and shall not permit any of its Affiliates (including the Company or any Company Entity), without the written consent of the Seller Representative, to (a) make any election under Section 338 of the Code, Section 336 of the Code or any similar provision of Applicable Law with respect to the Company or any Company Entity or (b) with respect to any Pre-Closing Tax Period or Straddle Period, amend any Tax Return, make any retroactive Tax election, waive or extend any statute of limitations for the assessment or collection of Taxes, or initiate any voluntary disclosure or similar process or initiate communications with any Taxing Authority with respect to Taxes.

Section 6.04. Refunds. Any refunds of Taxes (including refunds of estimated Taxes and credits in lieu of a refund) received by or credited to the account of the Company Entities with respect to any Pre-Closing Tax Period will be for the benefit of the Company and its Affiliates (including Buyer).

Section 6.05. Transfer Taxes. All excise, sales, use, value added, registration stamp, recording, documentary, conveyancing, franchise, property, transfer and similar Taxes incurred in connection with the transactions contemplated by this Agreement shall be borne by the Buyer. The Buyer and the Seller Representative shall cooperate in providing each other with any appropriate resale exemption certifications and other similar documentation.

ARTICLE 7

Employee Matters

Section 7.01. Maintenance of Compensation and Benefits.

(a) From and after the Closing, until at least the end of the 12-month period immediately following the Closing Date, the Buyer agrees to provide, or shall cause the Company Entities to provide, each employee who continues in the employment of the Company Entities after the Closing (each, a “Continuing Employee”) with (i) base salary and short-term incentive compensation opportunities that are no less favorable than those provided to the Continuing Employee immediately prior to the Closing and (ii) employee benefits that are substantially comparable in the aggregate to those provided by the Company Entities to such Continuing Employee immediately prior to the Closing. Notwithstanding the forgoing, if a Continuing Employee is covered by a Collective Bargaining Agreement, such Continuing Employee’s compensation and benefits shall be no less favorable than what is set forth in the applicable Collective Bargaining Agreement.

(b) With respect to each Continuing Employee who is a covered by the Collective Bargaining Agreement, Buyer agrees to recognize the union for such collective bargaining unit as the collective bargaining agent for such Continuing Employee. In addition, Buyer shall, for each union, negotiate in good faith with such union regarding a new collective bargaining agreement to be effective following the Closing.

Section 7.02. Buyer Employee Plans. (a) From and after the Closing, Buyer or one of its Affiliates will cause each compensation or employee benefit plan, program, or arrangement maintained or contributed to by Buyer or such Affiliate and in which any Continuing Employee is eligible to participate to treat the prior service of such Continuing Employee with the Company and its Subsidiaries (and any predecessor entity) as service rendered to Buyer or such Affiliate for all purposes of the employee benefit plans of Buyer or its Affiliates (other than benefit accrual under a defined benefit plan of Buyer or its Affiliates).

(b) Subject to the terms of the applicable plans of Buyer and its Affiliates, from and after the Closing, with respect to any Continuing Employee, each of Buyer and its Affiliates shall (i) waive any limitation on health and welfare coverage of such Continuing Employee due to pre-existing conditions and/or waiting periods, active employment requirements, and requirements to show evidence of good health under the applicable health and welfare plan of Buyer or such Affiliate to the extent such Continuing Employee is covered under a health and welfare benefit plan maintained by the Company and its Subsidiaries immediately prior to the Closing Date and (ii) credit each Continuing Employee with all deductible payments, co-payments and co-insurance paid by such Continuing Employee and covered dependents under the medical employee benefit plan of the Company and its Subsidiaries prior to the Closing Date during the year in which the Closing occurs for the purpose of determining the extent to which any such Continuing Employee and his or her dependents have satisfied their deductible and whether they have reached the out-of-pocket maximum under any medical plan maintained by Buyer or such Affiliate for such year.

(c) Nothing in this Section 7.01 whether express or implied, shall (i) be treated as an amendment of, or undertaking to amend, any employee benefit plan, (ii) subject to the requirements of this Article 7, prohibit the Company Entities, the Buyer or any of their respective Affiliates from amending any employee benefit plan, (iii) obligate the Company Entities, the Buyer or any of their respective Affiliates to retain the employment of any particular employee or (iv) confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties and their respective successors and permitted assignees.

Section 7.03. Section 280G of the Code. To the extent that (a) any Person would be entitled to any payment or benefit in connection with the transactions contemplated by this Agreement and (b) such payment or benefit would potentially constitute a “parachute payment” under Section 280G of the Code (not taking into account any arrangements entered into at the direction of the Buyer unless such arrangements are provided to the Company at least 15 Business Days prior to Closing), the Company shall, prior to the Closing:

(a) use its reasonable best efforts to obtain a binding written waiver by each such Person of any such portion of such parachute payment that would constitute an “excess parachute payment” (within the meaning of Section 280G of the Code and the Treasury Regulations promulgated thereunder) (the “Waived Payments”) to the extent such excess parachute payment is not subsequently approved pursuant to a stockholder vote in accordance with the requirements of Section 280G(b)(5)(B) of the Code;

(b) provide to the stockholders of the Company all such disclosure as is required under Section 280G(b)(5)(B)(ii) of the Code (subject to Buyer’s prior review and comment);

(c) hold a vote of the stockholders of the Company in a manner that is intended to satisfy the requirements of Section 280G(b)(5)(B) of the Code;

(d) provide to Buyer evidence that such vote contemplated by Section 7.03(c) has occurred and that either (i) the requisite number of votes were obtained with respect to the Waived Payments, or (ii) that requisite number of votes were not obtained, and, as a consequence, the Waived Payments shall not be made or provided.

ARTICLE 8

Conditions to Closing

Section 8.01. Conditions to Obligations of the Buyer, Merger Sub and the Company. The obligations of the Buyer, Merger Sub and the Company to consummate the Closing are subject to the satisfaction or, to the extent permitted by Applicable Law, waiver by the Buyer, Merger Sub and the Company of each of the following conditions:

(a) any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated, and the required approvals relating to the transactions contemplated hereby from the applicable Governmental Authorities under the foreign antitrust and competition laws and under the foreign investment laws set forth on Section 3.04(b)(i) of the Company Disclosure Schedule, or waivers of compliance therewith, shall have been received;

(b) no Order issued by a court of competent jurisdiction in the United States or of a Governmental Authority set forth on Section 3.04(b)(i) of the Company Disclosure Schedule shall prohibit the consummation of the Closing; and

(c) the Stockholder Approval shall have been obtained in accordance with the DGCL.

Section 8.02. Conditions to Obligations of the Buyer and Merger Sub. The obligations of the Buyer and Merger Sub to consummate the Closing are subject to the satisfaction or, in the discretion of the Buyer and Merger Sub, waiver of each of the following further conditions:

(a) (i) the representations and warranties of the Company contained in (A) the first sentence of Section 3.01, Section 3.03 and the first sentence of Section 3.12 shall be true and correct in all respects and (B) Sections 3.02(a), (b), (d), (e) and (f) and Section 3.24 shall be true and correct in all respects (other than de-minimis inaccuracies), in each case in this clause (i), at and as of the Closing, as if made at and as of such time (except for any such representations and warranties that are made at or as of a specific date or time, which representations and warranties shall be true and correct only at and as of such specific date or time) and (ii) the other representations and warranties of the Company contained in this Agreement (disregarding all “materiality,” “Material Adverse Effect” or other similar qualifications contained therein) shall be true and correct at and as of the Closing Date, as if made at and as of such date (except for any such representations and warranties that are made at or as of a specific date or time, which representations and warranties shall be true and correct only at and as of such specific date or time), with only such exceptions in the case of this clause (ii) as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) the Company shall have performed in all material respects with the covenants and agreements hereunder required to be performed by the Company prior to the Closing;

(c) the Buyer shall have received a certificate signed by an officer of the Company to the effect that the conditions set forth in Sections 8.02(a) and 8.02(b) have been fulfilled; and

(d) not more than three percent (3%) of the issued and outstanding shares of the Company Stock as of the date of this Agreement shall be held by holders who have not waived their appraisal rights relating to the transactions contemplated hereby pursuant to Section 262 of the DGCL.

Section 8.03. Conditions to Obligations of the Company. The obligations of the Company to consummate the Closing are subject to the satisfaction or, in the discretion of the Company, waiver of each of the following further conditions:

(a) (i) the representations and warranties of the Buyer contained in the first sentence of Section 4.01 and Section 4.02 shall be true and correct in all respects (other than, in respect of Section 4.02, de-minimis inaccuracies) at and as of the Closing, as if made at and as of such time (except for any such representations and warranties that are made at or as of a specific date or time, which representations and warranties shall be true and correct only at and as of such specific date or time), and (ii) the other representations and warranties of the Buyer contained in this Agreement (disregarding all “materiality” or other similar qualifications contained therein) shall be true and correct at and as of the Closing Date, as if made at and as of such date (except for any such representations and warranties that are made at or as of a specific date or time, which representations and warranties shall be true and correct only at and as of such specific date or time), with only such exceptions in the case of this clause (ii) as would not reasonably be expected to, individually or in the aggregate, prevent, impair or materially delay the ability of the Buyer or Merger Sub to consummate the transactions contemplated hereby;

(b) the Buyer and Merger Sub shall have performed in all material respects with the covenants and agreements hereunder required to be performed by them prior to the Closing; and

(c) the Company shall have received a certificate signed by an officer of the Buyer to the effect that the conditions set forth in Sections 8.03(a) and 8.03(b) have been fulfilled.

Section 8.04. Frustration of Conditions. None of the Buyer, Merger Sub or the Company shall, and each shall cause its Affiliates not to, take any action that would, or would reasonably be expected to, result in any condition set forth in this Article 8 not being satisfied, and none of the Buyer, Merger Sub or the Company may rely on the failure of any such condition to be satisfied if such failure was caused by such party’s failure to perform any of its obligations hereunder or to act in good faith.

ARTICLE 9

Termination

Section 9.01. Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of the Company and the Buyer;

(b) by the Company or the Buyer if the Closing shall not have been consummated on or before the date that is the 120th calendar day after the date hereof (or if such date is not a Business Day, the immediately following Business Day) (such date, as extended pursuant to the following proviso (if applicable), the “Outside Date”); provided that if on such date, all of the conditions set forth in Article 8 have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit thereof, other than (i) the condition set forth in Section 8.01(a) or Section 8.01(b) (if, in the case of the condition set forth in Section 8.01(b), the relevant Order relates to the matters referenced in Section 8.01(a)) and (ii) conditions that by their nature are to be satisfied at the Closing, which shall be capable of being satisfied or shall have been waived on such date, then the Outside Date shall be automatically extended to the date that is the 210th calendar day after the date hereof (or if such date is not a Business Day, the immediately following Business Day); provided, further, that the right to terminate this Agreement pursuant to this Section 9.01(b) shall not be available to any party whose breach of any provision of this Agreement has caused or resulted in the failure of the Closing to be consummated by the Outside Date;

(c) by the Company or the Buyer if there shall be any final, non-appealable Order issued by a court of competent jurisdiction in the United States prohibiting the consummation of the Closing; provided that the right to terminate this Agreement pursuant to this Section 9.01(c) shall not be available to any party hereto whose failure to comply with or perform its obligations under this Agreement has been a cause of, or resulted in, such Order;

(d) by the Buyer if there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 8.02(a) or Section 8.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company then, for a period of up to 30 days after receipt by the Company of notice from the Buyer of such breach (the “Company Cure Period”), such termination shall not be effective and the Outside Date shall be automatically extended until the first Business Day following the end of the Company Cure Period, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period; or

(e) by the Company if there is any breach of any representation, warranty, covenant or agreement on the part of the Buyer or Merger Sub set forth in this Agreement, such that the conditions specified in Section 8.03(a) or Section 8.03(b) would not be satisfied at the Closing (a “Terminating Buyer Breach”), except that, if any such Terminating Buyer Breach is curable by the Buyer or Merger Sub, as applicable, then, for a period of up to 30 days after receipt by the Buyer of notice from the Company of such breach (the “Buyer Cure Period”), such termination shall not be effective and the Outside Date shall automatically be extended until the first Business Day following the end of the Buyer Cure Period, and such termination shall become effective only if the Terminating Buyer Breach is not cured within the Buyer Cure Period.

The party desiring to terminate this Agreement pursuant to Section 9.01(b), 9.01(c), 9.01(d) or 9.01(e) shall give notice of such termination to the other parties.

Section 9.02. Effect of Termination. If this Agreement is terminated pursuant to and in accordance with Section 9.01, then, subject to the remainder of this Section 9.02, this Agreement shall forthwith become null and void and such termination shall be without liability of any party (or any Related Party of such party) to the other parties; provided that if at or prior to the time of such termination there shall have occurred any (a) Actual Fraud or (b) willful breach by any party of any covenant or agreement contained herein (“Willful Breach”), such party shall be fully liable to the other parties for any and all Losses incurred or suffered by the other parties as a result of such Actual Fraud or Willful Breach.

Notwithstanding the foregoing, the provisions of this Section 9.02, the last sentence of Section 5.02(a), Section 5.05, Article 11 (other than Section 11.14) and, for the avoidance of doubt, the Confidentiality Agreement shall survive any termination hereof pursuant to Section 9.01.

ARTICLE 10

Seller Representative

Section 10.01. Authorization of Seller Representative.

(a) From and after the Closing, by virtue of the Company’s entry into this Agreement and without further action of any Seller, the Seller Representative is hereby irrevocably appointed, authorized and empowered to act as the exclusive representative of the Sellers, and the exclusive agent and attorney-in-fact to act on behalf of the Sellers, in connection with the transactions contemplated hereby, which shall include the exclusive power and authority:

(i) to execute, deliver and perform the Escrow Agreement and the Paying Agent Agreement;

(ii) to execute and deliver such amendments, modifications, waivers and consents in connection with this Agreement, the Escrow Agreement, the Paying Agent Agreement and the consummation of the transactions contemplated hereby and thereby as the Seller Representative, in his sole discretion, determines to be necessary or desirable;

(iii) to enforce and protect the rights and interests of the Sellers and the Seller Representative under this Agreement, the Escrow Agreement or any other agreement, document, instrument or certificate referred to herein or therein or the transactions contemplated hereby or thereby, including (A) asserting or pursuing any Proceeding against the Buyer, (B) investigating, defending, contesting or litigating any Proceeding initiated by the Buyer and (C) negotiating, settling or compromising any Proceeding by or against the Buyer, including, in each case, any Proceeding relating to the Purchase Price adjustment under Section 2.07; provided that, for the avoidance of doubt, the Seller Representative shall not have any obligation to take any such action, and shall not have any liability for any failure to take any such action; and

(iv) to make, execute, acknowledge and deliver all such other agreements, documents, instruments or certificates, and, in general, to do any and all things and to take any and all other actions that the Seller Representative, in his sole and absolute discretion, determines to be necessary or desirable in connection with or to carry out the transactions contemplated by this Agreement, the Escrow Agreement and any other agreement, document, instrument or certificate referred to herein or therein or the transactions contemplated hereby or thereby.

A decision, act, consent or instruction of the Seller Representative shall constitute a decision, act, consent or instruction of all Sellers, with respect to the matters set out in this Section 10.01(a) and shall be final, binding and conclusive upon each of such Sellers, and the Buyer may rely upon any such decision, act, consent or instruction of the Seller Representative as being the decision, act, consent or instruction of each and every Seller.

(b) In connection with this Agreement, the Escrow Agreement and any other agreement, document, instrument or certificate referred to herein or therein or the transactions contemplated hereby or thereby, and in exercising or not exercising any or all of the powers conferred upon the Seller Representative hereunder, (i) the Seller Representative shall incur no responsibility whatsoever to any Seller by reason of any error in judgment or other action or omission, other than liability directly resulting from the willful misconduct by the Seller Representative and (ii) the Seller Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other action or omission of the Seller Representative pursuant to such advice shall not subject the Seller Representative to liability to any Seller, other than where such reliance constitutes the willful misconduct of the Seller Representative.

(c) From and after the Closing, the Seller Representative shall have the right to recover from, at his sole discretion, the amounts in the Seller Representative Expense Fund and the Purchase Price Adjustment Escrow Fund (in the case of the Purchase Price Adjustment Escrow Fund, solely out of any release of the amounts therein to the Sellers pursuant to terms and conditions of the Escrow Agreement), in each case prior to the distribution of any such amounts to the Sellers, (i) the Seller Representative’s reasonable and documented out-of-pocket costs and (ii) any other costs, expenses, damages or other losses actually suffered by the Seller Representative, in each case arising out of or in connection with the actions or omissions of the Seller Representative in his capacity as the Seller Representative (collectively, “Seller Representative Losses”). If the amounts in the Seller Representative Expense Fund and the Purchase Price Adjustment Escrow Fund available to the Seller Representative are insufficient to satisfy the Seller Representative Losses, as suffered or incurred, then each Seller shall indemnify, defend and hold harmless, severally and not jointly, its ratable share in accordance with the portion of the Purchase Price received by such Seller as compared with the other Sellers as of such time, the Seller Representative against all Seller Representative Losses; provided that if any such Seller Representative Losses are finally adjudicated to have directly resulted from the willful misconduct of the Seller Representative, the Seller Representative shall reimburse the Sellers the amount of such indemnified Seller Representative Losses to the extent attributable to such willful misconduct. In no event shall the Seller Representative be required to advance its own funds on behalf of the Sellers or otherwise, except to the extent that the Seller Representative is required to do so hereunder in his capacity as a Seller. In the event of any indemnification obligation under this Section 10.01(c), upon written notice from the Seller Representative to the Sellers as to the existence of a deficiency toward the payment of any such indemnification amount, each Seller shall promptly deliver to the Seller Representative full payment of its ratable share of the amount of such deficiency, in accordance with the portion of the Purchase Price received by such Seller as compared with the other Sellers as of such time. The Seller Representative Expense Fund shall be held by the Seller Representative in a segregated bank account separate from its other funds. The Sellers shall earn no interest or earnings on the Seller Representative Expense Fund and irrevocably transfer and assign to the Seller Representative any ownership right that they may otherwise have had in any such interest or earnings. For tax purposes, the Seller Representative Expense Fund shall, as the case may be, be treated as having been received and voluntarily set aside by the Sellers at the time of Closing and taken into account by the Surviving Corporation for purposes of withholding in connection with applicable payments made to the Company Option Holders and the Company RSU Holders. From time to time after the Closing, as determined by the Seller Representative in his sole and absolute discretion that the Seller Representative Expense Fund is no longer required to be withheld, the Seller Representative shall deposit the amount remaining in the Seller Representative Expense Fund with the Paying Agent, who shall promptly distribute to each Seller, Company Option Holder and Company RSU Holder its ratable share in accordance with an updated Allocation Schedule prepared by the Seller Representative; provided that (x) the Seller Representative may deposit with the Surviving Corporation any amount payable to any Company Option Holder or Company RSU Holder, and the Buyer shall cause the Surviving Corporation, through the Surviving Corporation’s payroll system, on the first regularly scheduled payroll date of the Surviving Corporation following such deposit, to distribute to each such Company Option Holder and Company RSU Holder the amount specified in instructions received from the Seller Representative and, in such circumstances, the amount deposited with the Paying Agent shall be reduced accordingly and (y) in the discretion of the Seller Representative, the Seller Representative may make direct payments to one or more of such Company Sellers, Company RSU Holders or Company Option Holders their ratable shares in accordance with the updated Allocation Schedule.

(d) The Seller Representative may resign at any time, so long as the Sellers appoint a replacement or successor that is reasonably acceptable to the Buyer effective as of the time of such resignation. All of the indemnities, immunities and powers granted to the Seller Representative under this Agreement shall survive the Closing and the resignation of the Seller Representative.

(e) After the Closing, the Buyer and the Company shall have the right to rely upon all actions taken or omitted to be taken by the Seller Representative pursuant to this Agreement and the Escrow Agreement, all of which actions or omissions shall be final and binding upon the Sellers, and the Buyer shall not have any liability for any Seller Representative Losses or any actions taken or omitted to be taken in accordance with or in reliance upon actions of the Seller Representative, including in respect of the release or distribution of any amounts from the Purchase Price Adjustment Escrow Fund.

(f) The grant of authority provided for herein is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Seller.

ARTICLE 11

Miscellaneous

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including electronic mail (“e-mail”) transmission, so long as no evidence of delivery failure is received by the sender) and shall be given, if to the Buyer, Merger Sub or, following the Closing, the Surviving Corporation,

to:

Vertiv Corporation

ATTN: Legal Department

505 N. Cleveland Ave.

Westerville, Ohio 43082

E-mail:	matt.wolfe@vertiv.com

Ronald.johnson@vertiv.com

with a copy (which shall not constitute notice) to:

Buchanan Ingersoll & Rooney PC

501 Grant Street Suite 200

Pittsburgh, PA 15219 Attn: Brian S. Novosel

E-mail: brian.novosel@bipc.com

if to the Company prior to the Closing, to:

Ben Schneider

702 Oberlin Rd., Suite 330

Raleigh, NC 27605

Attention:	Ben Schneider
E-mail:	bschneider@uig.com

with copies to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention:	Harold Birnbaum
E-mail:	harold.birnbaum@davispolk.com

if to the Seller Representative, to:

Sidney Hinton

E-mail: shinton@uig.com and post-Closing: sidney@2cm.com

with copies to:

Davis Polk & Wardwell LLP

450 Lexington Avenue New York, NY 10017

Attention:	Harold Birnbaum
E-mail:	harold.birnbaum@davispolk.com

or such other address as such party may hereafter specify for the purpose by notice to the other parties. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 11.02. No Survival of Representations, Warranties and Covenants; Waiver of Claims; Covenant Not to Sue.

(a) The representations and warranties of the parties contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall not survive the Closing. The covenants and agreements of the parties contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall not survive the Closing, except to the extent that any covenants and agreements by their terms are to be performed in whole or in part after the Closing, including those covenants and agreements set forth in this Article 11. No party or any of its respective Affiliates shall have any Liability with respect to any representation, warranty, covenant or agreement from and after the time that such representation, warranty covenant or agreement ceases to survive hereunder (provided, that nothing in this Section 11.02 shall limit any claim or recovery that may be available as a result of Actual Fraud or to Buyer under the R&W Insurance Policy). Notwithstanding anything else herein, Buyer, its Affiliates and its and their respective Representatives shall have no recourse to Sellers for Losses as a result of, arising out of, or related to any breach of or inaccuracy in any representation or warranty of Sellers or their Affiliates in this Agreement (or in any certificate delivered hereunder), and the sole and exclusive remedy and recourse of Buyer, its Affiliates and its and their respective Representatives for Losses as a result of, arising out of, or related to any breach of or inaccuracy in any representation or warranty of the Company in this Agreement (or in any certificate delivered hereunder) shall be to recover under the R&W Insurance Policy.

(b) Notwithstanding anything to the contrary contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith, effective at and after the Closing, each of the Buyer and the Surviving Corporation hereby waives and releases (on behalf of itself and its Related Parties), to the fullest extent permitted by Applicable Law, any and all rights and claims (whether absolute or contingent, liquidated or unliquidated, known or unknown, determined, determinable or otherwise) that the Buyer, the Surviving Corporation or any of their respective Related Parties may now or hereafter have against any of the Company Sellers, the Company Option Holders, the Company Warrantholders, the Company RSU Holders or their respective Related Parties, whether at law or in equity, relating to the Company Entities, the operation of the Company Entities’ respective businesses, the relationship of any of the Sellers or their respective Related Parties with the Company Entities, the Company Stock, this Agreement, the subject matter hereof or the transactions contemplated hereby. The rights and claims waived and released by each of the Buyer and the Surviving Corporation (on behalf of itself and its Related Parties) hereunder include claims for damages, indemnification, contribution and other rights of recovery arising out of or relating to any breach of Contract, misrepresentation or breach of warranty, negligent misrepresentation, all other claims for breach of duty and all other claims arising under Applicable Law, other than Actual Fraud. From and after the Closing, neither the Buyer nor the Surviving Corporation shall, and each of the Buyer and the Surviving Corporation shall cause their respective Related Parties not to, bring any action, suit, proceeding, complaint or charge against any of the Company Sellers, the Company Option Holders, the Company Warrantholders, the Company RSU Holders or their respective Related Parties, whether at law or in equity, with respect to any of the rights or claims waived and released by the Buyer and the Surviving Corporation (on behalf of itself and its Related Parties) hereunder.

Section 11.03. Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, (i) in the case of an amendment, (A) prior to the Closing, by the Buyer and the Company, and (B) after the Closing, by the Buyer and the Seller Representative, or (ii) in the case of a waiver, by each party against whom the waiver is to be effective; provided that, prior to the Closing, the Company, and after the Closing, the Seller Representative, are hereby authorized to sign amendments hereto and grant waivers hereof on behalf of the Sellers; provided, further that, after the receipt of the Stockholder Approval, no amendment to this Agreement shall be made which by Applicable Law or pursuant to the Organizational Documents requires further approval by the stockholders of the Company without such further approval by such stockholders.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such costs or expense.

Section 11.05. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of (a) prior to the Closing, the Buyer and the Company, and (b) after the Closing, the Buyer and the Seller Representative, and any purported assignment, delegation or transfer of rights or obligations under this Agreement without such consent shall be null and void ab initio, except that the Buyer or Merger Sub may assign or delegate its rights or obligations under this Agreement to any one of its Affiliates without the consent of any other party; provided, further, that no such assignment or delegation shall (i) be permitted if it would (A) prevent, impair or delay the consummation of the transactions contemplated hereby or (B) be reasonably expected to result in (or increase the risk of) the imposition of withholding Taxes on any consideration payable hereunder or (ii) relieve the Buyer or Merger Sub of any of its obligations hereunder.

Section 11.06. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 11.07. Jurisdiction. Each of the parties agrees (on behalf of itself and its Related Parties) that any suit, action or proceeding (whether at law, in equity, in contract, in tort or otherwise, and whether brought by or against any party or any of its Related Parties) to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall, in each case, be brought exclusively in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and each of the parties hereby irrevocably and unconditionally consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, (a) any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum and (b) any opposition to any motion brought by any party to expedite any such suit, action or proceeding in any such court. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

Section 11.08. WAIVER OF JURY TRIAL. EACH OF THE PARTIES (ON BEHALF OF ITSELF AND ITS RELATED PARTIES) HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.09. Counterparts; Effectiveness; Third-Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party shall have received a counterpart hereof signed by the other parties. Until and unless each party has received a counterpart hereof signed by the other parties, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the parties and their respective successors and permitted assigns, except for (a) the rights of the Company on behalf of the Sellers to obtain equitable relief or recover Losses (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and shall include Losses based on the loss of the economic benefit of the transactions contemplated hereby to the Sellers (taking into consideration relevant matters, including other combination opportunities and the time value of money)) in the event of the breach or wrongful termination of this Agreement by the Buyer or Merger Sub, (b) the rights of the Indemnified Persons pursuant to Section 5.07, (c) the rights of the Sellers’ Law Firm pursuant to Section 11.13, (d) the rights of the Related Parties of the parties pursuant to 11.02(b), 11.06, 11.08, 11.10 and 11.15 and (e) the right of the Sellers to receive the Purchase Price at or after the Effective Time in accordance with the terms and conditions of this Agreement.

Section 11.10. Entire Agreement. This Agreement, and the other Transaction Documents constitute the entire agreement among the parties and their respective Related Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, among the parties and their respective Related Parties with respect to the subject matter hereof and thereof.

Section 11.11. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.12. Company Disclosure Schedule. The parties agree that any reference in a particular Section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties (or covenants, as applicable) of the Company that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties (or covenants) is reasonably apparent on the face of such disclosure. The parties acknowledge and agree that (i) the Company Disclosure Schedule may include certain items and information solely for informational purposes for the convenience of the Buyer and Merger Sub, (ii) the disclosure by the Company of any matter in the Company Disclosure Schedule shall not be deemed to constitute an acknowledgment by the Company that the matter is required to be disclosed by the terms of this Agreement or that the matter is material or has had or would reasonably be expected to have a Material Adverse Effect and (iii) the Company Disclosure Schedule and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company except as and to the extent provided in this Agreement. All documents that have been provided or made available to the Buyer or Merger Sub by or on behalf of the Company Entities or which are incorporated by reference in the Company Disclosure Schedule shall be deemed disclosed and delivered pursuant to this Agreement to the extent they have been uploaded to the Intralinks virtual data room administered by or on behalf of the Company no later than two (2) days prior to the date of this Agreement.

Section 11.13. Waiver of Conflicts; Attorney-Client Privilege.

(a) It is acknowledged by each of the parties that the Company has retained Davis Polk & Wardwell LLP (the “Sellers’ Law Firm”) to act as their counsel in connection with this Agreement and the transactions contemplated hereby (the “Current Representation”), and that no other party has the status of a client of the Sellers’ Law Firm for conflict of interest or any other purposes as a result thereof. The Buyer hereby agrees that after the Closing, the Sellers’ Law Firm may represent any of the Sellers, the Seller Representative or any Representative, equityholder or partner thereof (any such Person, a “Designated Person”) in any matter involving or arising from the Current Representation, including any interpretation or application of this Agreement or any other agreement entered into in connection with the transactions contemplated hereby, and including, for the avoidance of doubt, any litigation, arbitration, mediation or other dispute between or among the Buyer, any Company Entity, any of their respective Affiliates or any of their respective Representatives, and any Designated Person, even though the interests of such Designated Person may be directly adverse to the Buyer, any Company Entity, any of their respective Affiliates or any of their respective Representatives, and even though the Sellers’ Law Firm may have represented any Company Entity in a substantially related matter, or may be representing the Buyer or any Company Entity in ongoing matters. The Buyer hereby waives and agrees not to, and after the Closing agrees to cause each of the Company Entities not to, assert (i) any claim that the Sellers’ Law Firm has a conflict of interest in any representation described in this Section 11.13, and (ii) any confidentiality obligation with respect to any communication between the Sellers’ Law Firm and any Designated Person or any Company Entity or any of their respective Representatives occurring during the Current Representation.

(b) The Buyer hereby agrees that as to all communications (whether before, at or after the Closing) between the Sellers’ Law Firm and any Designated Person or any Company Entity or any of their respective Representatives that substantially relate to the Current Representation, the attorney-client privilege and all rights to any other evidentiary privilege, and the protections afforded to information relating to representation of a client under applicable rules of professional conduct, belong to the Sellers and may be controlled by the Sellers (or the Seller Representative on behalf of the Sellers) and shall not pass to or be claimed by the Buyer, any Company Entity, any of their respective Affiliates or any of their respective Representatives. Without limiting the foregoing, notwithstanding any policy of the Buyer, any Company Entity or any agreement between any Company Entity or any of their respective Representatives and any Designated Person, whether established or entered into before, at or after the Closing, the Buyer shall not, and after the Closing shall cause each of the Company Entities not to, use for any purpose or intentionally review without the Seller Representative’s prior written consent, or seek to compel disclosure to the Buyer, any Company Entity, any of their respective Affiliates or any of their respective Representatives any communication or information (whether written, oral, electronic or in any other medium) described in the previous sentence except in the event of a post-Closing dispute with a Person that is not a Seller or the Seller Representative.

(c) THE BUYER AND MERGER SUB HAVE BEEN ADVISED WITH RESPECT TO THIS SECTION 11.13 BY THEIR OWN COUNSEL, AND THE BUYER AND MERGER SUB BELIEVE, HAVING CONSULTED WITH THEIR COUNSEL, THAT THEY HAVE SUFFICIENT INFORMATION TO ENTER INTO AND BE BOUND BY THE PROVISIONS SET FORTH IN THIS SECTION 11.13.

Section 11.14. Specific Performance. Each of the parties agrees that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, each of the parties agrees that each party shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the courts provided in Section 11.07, in addition to any other remedy to which such party is entitled at law or in equity. In furtherance of the foregoing, each of the parties hereby irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, (i) any and all defenses to any action for specific performance hereunder, including any defense based on the claim that monetary damages or any other remedy at law would be adequate, and (ii) any requirement to post a bond, undertaking or other security as a prerequisite to obtaining equitable relief.

Section 11.15. No Recourse. Notwithstanding anything to the contrary contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith, each of the parties (on behalf of itself and its Related Parties) acknowledges and agrees that this Agreement may only be enforced against, and any claims that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement, may only be made against, the parties to this Agreement (each, a “Contracting Party”). No Person who is not a Contracting Party, including any past, present or future direct or indirect equity holder, Affiliate or Representative of such Contracting Party or any Affiliate or Representative of any of the foregoing (the “Non-Recourse Party”), shall have any Liability or other obligation (whether in contract or in tort, in equity or at law, or granted by statute) for any cause of action or Proceeding arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, preparation, execution, delivery, performance, or breach; and, to the maximum extent permitted by Applicable Law, each Contracting Party hereby waives and releases all such causes of action and Proceedings against any such Non-Recourse Party. Without limiting the generality of the foregoing, to the maximum extent permitted by Applicable Law, (a) each Contracting Party hereby waives and releases any and all causes of action or Proceedings that may otherwise be brought in equity or at law, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose Liability or other obligation of any Contracting Party on any Non-Recourse Party, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any Non-Recourse Party with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement. Notwithstanding the foregoing, nothing in this Section 11.15 shall preclude any party to the Escrow Agreement, the Confidentiality Agreement or any other Transaction Document from making any claim thereunder, to the extent permitted therein and pursuant to the terms thereof (and subject to the applicable limitations set forth therein).

Section 11.16. Currency. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in U.S. dollars. The parties agree that to the extent this Agreement provides for any valuation, measurement or test as of a given date based on an amount specified in U.S. dollars and the subjects of such valuation, measurement or test are comprised of items or matters that are, in whole or in part, denominated other than in U.S. dollars, such non-U.S. dollar amounts shall be converted into U.S. dollars using an exchange rate that is, unless otherwise specified in this Agreement, equal to the closing mid-point real spot rate quoted by the Federal Reserve Bank of New York for U.S. dollars to amounts of such foreign currency.

[Remainder of page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

VERTIV CORPORATION

By:	/s/ Craig Chamberlin
Name: Craig Chamberlin
Title: Vice President and Treasurer

VULTRA MERGER SUB, INC.

By:	/s/ Craig Chamberlin
Name: Craig Chamberlin
Title: Vice President and Treasurer

UTILITY INNOVATION HOLDINGS, INC.

By:	/s/ Sidney Hinton
Name: Sidney Hinton
Title: President

SELLERS’ REPRESENTATIVE

By:	/s/ Sidney Hinton
Name: Sidney Hinton

[Signature Page to Agreement and Plan of Merger]